Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2009 and 2008

(With Independent Auditors’ Report Thereon)

Table of Contents

Independent Auditors’ Report
Consolidated Statements of Financial Position
Consolidated Statements of Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2009 and 2008 and the results of its operations, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
Without qualifying our opinion, we draw attention to the following;
As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.

As discussed in note 1(b) to the consolidated financial statements, effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Shinhan Financial Group Co., Ltd. was merged into Shinhan BNP Paribas Asset Management Co., Ltd., another subsidiary of the Shinhan Financial Group Co., Ltd., in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Shinhan Financial Group Co., Ltd. in exchange for SH Asset Management Co., Ltd.’s stock. As a result, the Shinhan Financial Group Co., Ltd.’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50% to 73%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Shinhan Financial Group Co., Ltd.’s results of operations. Furthermore, on January 2, 2009, the Consolidated Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Shinhan Financial Group Co., Ltd.’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
As discussed in note 37 to the consolidated financial statements, in accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, Shinhan Financial Group Co., Ltd. disposed 3,290,002 shares and 1,409,999 shares of Cardif Life Insurance Co., Ltd. to BNP Paribas Assurance and Shinhan Bank, respectively, effective June 26, 2009. Accordingly, Cardif Life Insurance Co., Ltd. was excluded from the subsidiary of the Consolidated Company.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 5, 2010

This report is effective as of February 5, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

(In millions of Won)	Notes	2009		2008
Assets
Cash and due from banks	4,18	~~W~~	15,855,307	13,078,807
Securities	5,18		51,291,635	47,485,326
Loans, net	6		166,963,829	170,345,242
Property and equipment, net	8,18		2,323,874	2,411,138
Goodwill, net	9		4,074,710	4,528,166
Other assets	10		14,508,732	26,166,608

Total assets		~~W~~	255,018,087	264,015,287

Liabilities
Deposits	11	~~W~~	147,737,458	126,763,679
Borrowings	12		18,097,872	27,730,528
Debentures, net	13		39,904,757	49,181,313
Retirement and severance benefits, net	14		176,766	381,457
Other liabilities	15		27,978,208	42,006,155

Total liabilities			233,895,061	246,063,132

Stockholders’ equity
Capital stock of ~~W~~5,000 par value	22
Common stock			2,370,998	1,980,998
Authorized—1,000,000,000 shares
Issued and outstanding:
474,199,587 shares in 2009
396,199,587 shares in 2008

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding :
53,094,459 shares in 2009
62,411,251 shares in 2008

Capital surplus			9,924,852	9,032,572
Capital adjustments	23		(417,142)	(432,887)
Accumulated other comprehensive income	27		1,182,574	242,333
Retained earnings			7,182,853	6,299,623
Minority interest in consolidated subsidiaries			397,416	348,041

Total stockholders’ equity			21,123,026	17,952,155

Total liabilities and stockholders’ equity		~~W~~	255,018,087	264,015,287

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Won)	Notes	2009		2008
Interest income and dividends:
Interest on due from banks		~~W~~	196,204	296,889
Interest and dividends on securities			2,268,007	2,451,341
Interest on loans			11,458,486	13,345,894
Other			57,025	129,461

Total interest income and dividends			13,979,722	16,223,585

Interest expense:

Interest on deposits			4,345,358	4,915,832
Interest on borrowings			663,673	1,137,180
Interest on debentures			2,181,083	2,686,730
Other			95,852	125,436

Total interest expense			7,285,966	8,865,178

Net interest income			6,693,756	7,358,407

Provision for loan losses, net			1,578,802	1,043,892

Net interest income after provision for loan losses			5,114,954	6,314,515

Non-interest income:

Fees and commission income			1,378,019	1,401,899
Insurance income			2,869,727	2,405,622
Realized gain from sale of trading securities			444,593	316,221
Unrealized gain on trading securities			32,902	341,665
Realized gain from sale of available-for-sale securities			337,553	285,480
Reversal of impairment loss on available-for-sale securities			9,317	52,935
Reversal of impairment loss on held-to-maturity securities			28,400	30,166
Gain from equity method accounted investments			16,997	70,791
Gain from disposition of equity method accounted investments			15,077	4,795
Gain from sale of loans			76,379	24,629
Gain on foreign currency transactions			9,913,637	6,434,694
Gain on derivatives			20,999,520	30,814,698
Others			1,164,209	1,496,946

Total non-interest income			37,286,330	43,680,541
See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Won)	Notes	2009		2008
Non-interest expense:

Fees and commission expense		~~W~~	1,223,507	1,141,211
Insurance expense			3,069,947	2,588,351
Realized loss from sale of trading securities			373,408	468,741
Unrealized loss on trading securities			120,931	128,515
Realized loss from sale of available-for-sale securities			73,143	16,826
Impairment loss on available-for-sale securities			35,207	258,960
Impairment loss on held-to-maturity securities			1,635	27,253
Loss from equity method accounted investments			3,984	878
Loss from disposition of equity method accounted investments			6,242	964
Loss from sale of loans			46,619	23,815
General and administrative expenses	28		3,968,837	3,911,767
Loss on foreign currency transactions			9,179,118	6,283,876
Loss on derivatives			21,306,909	30,935,816
Others			1,012,322	1,207,045

Total non-interest expense			40,421,809	46,994,018

Net non-interest expense			(3,135,479)	(3,313,477)

Income from continuing operations before income taxes			1,979,475	3,001,038

Income taxes	25		666,682	971,231

Pre-acquisition loss in subsidiary			—	(364)

Income from continuing operations			1,312,793	2,030,171

Income from discontinued operations (net of income tax: ~~W~~2,485 million in 2009 and ~~W~~ (2,683) million in 2008)	37		15,460	(4,509)

Consolidated net income			1,328,253	2,025,662

Net income in majority interest			1,305,311	2,018,627

Net income in minority interest			22,942	7,035

		~~W~~	1,328,253	2,025,662

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Won, except earnings per share)	Notes	2009		2008
Earnings per share	26
Basic earnings per share from continuing operations		~~W~~	2,273	4,242
Basic earnings per share			2,303	4,236
Diluted earnings per share from continuing operations			2,261	4,157
Diluted earnings per share		~~W~~	2,290	4,152
See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2009 and 2008

					Accumulated other
	Capital		Capital	Capital	comprehensive	Retained	Minority
(In millions of Won)	stock		surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,617,811	198,368	1,477,335	5,221,814	196,614	18,174,415
Cumulative effect for accounting changes		—	414,761	(611,557)	(73)	196,869	51,397	51,397

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	248,011	18,225,812
Dividends		—	—	—	—	(620,442)	—	(620,442)
Redemption of redeemable preferred stocks		—	—	—	—	(537,834)	—	(537,834)
Net income for year		—	—	—	—	2,018,627	7,035	2,025,662
Changes in other capital adjustments		—	—	(19,698)	—	—	(271)	(19,969)
Changes in retained earnings of subsidiaries		—	—	—	—	20,589	—	20,589
Changes in valuation gain on available-for-sale securities		—	—	—	(1,349,347)	—	3,368	(1,345,979)
Changes in unrealized gain (loss) on equity method accounted investments		—	—	—	15,448	—	(17)	15,431
Changes in adjustment for foreign currency translation		—	—	—	155,459	—	—	155,459
Changes in valuation gain on derivatives		—	—	—	(56,489)	—	—	(56,489)
Other changes in minority interest		—	—	—	—	—	89,915	89,915

Balance at December 31, 2008	~~W~~	2,462,473	9,032,572	(432,887)	242,333	6,299,623	348,041	17,952,155

Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,333	6,299,623	348,041	17,952,155
Dividends		—	—	—	—	(244,987)	—	(244,987)
Redemption of redeemable preferred stocks		—	—	—	—	(172,793)	—	(172,793)
Common stock issuance		390,000	885,260	—	—	—	—	1,275,260
Net income for year		—	—	—	—	1,305,311	22,942	1,328,253
Changes in other capital surplus		—	7,020	—	—	—	—	7,020
Changes in other capital adjustments		—	—	15,745	—	—	(929)	14,816
Changes in retained earnings of subsidiaries		—	—	—	—	(4,301)	—	(4,301)
Changes in valuation gain on available-for-sale securities		—	—	—	1,074,279	—	(858)	1,073,421
Changes in unrealized gain (loss) on equity method accounted investments		—	—	—	(15,015)	—	10	(15,005)
Changes in adjustment for foreign currency translation		—	—	—	(154,111)	—	(364)	(154,475)
Changes in valuation gain on derivatives		—	—	—	35,088	—	—	35,088
Other changes in minority interest		—	—	—	—	—	28,574	28,574

Balance at December 31, 2009	~~W~~	2,852,473	9,924,852	(417,142)	1,182,574	7,182,853	397,416	21,123,026

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from operating activities
Net income	~~W~~	1,328,253	2,025,662

Adjustments for:
Depreciation and amortization		729,362	805,615
Provision for loan losses, net		1,578,798	1,043,900
Provision for retirement and severance benefits		108,002	146,841
Unrealized loss (gain) on trading securities, net		87,870	(213,154)
Impairment loss on available-for-sale securities		35,207	258,960
Reversal of impairment loss on available-for-sale securities		(9,317)	(52,935)
Impairment loss on held-to-maturity securities		1,635	27,253
Reversal of impairment loss on held-to-maturity securities		(28,400)	(30,166)
Gain from equity method accounted investment, net		(13,013)	(69,913)
Gain from disposition of equity method accounted investment, net		(20,915)	(3,831)
Loss (gain) on foreign currency transactions, net		(971,881)	105,139
Valuation gain on derivatives, net		(598,092)	(521,286)
Stock compensation costs, net		51,780	(2,217)
Policy reserves and other insurance expense		1,467,108	1,195,982
Other, net		301,221	52,161
Changes in assets and liabilities:
Decrease (increase) in trading securities		(348,904)	2,901,168
Decrease (increase) in available-for-sale securities		1,512,132	(8,773,239)
Increase in held-to-maturity securities		(4,080,623)	(633,112)
Dividend received from equity method accounted investment		6,977	1,094,635
Decrease (increase) in loans		2,149,630	(19,254,698)
Increase in loan origination fee		133,037	183,999
Decrease (increase) in other assets		12,487,271	(6,621,770)
Increase (decrease) in other liabilities		(15,185,870)	8,539,864
Retirement and severance benefits paid		(233,594)	(97,764)
Decrease in deposit for severance benefit insurance		(78,973)	(3,993)

Net cash provided by (used in) operating activities		408,701	(17,896,899)

Cash flows from investing activities
Cash provided by investing activities:
Decrease in equity method accounted investments		137,473	15,290
Proceeds from disposal of property and equipment		69,583	92,217
Decrease in other assets		204,606	207,432

	~~W~~	411,662	314,939

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash used in investing activities:
Acquisition of equity method accounted investments	~~W~~	(36,260)	(162,947)
Acquisition of subsidiaries		—	(36,729)
Purchase of property and equipment		(240,043)	(389,637)
Increase in other assets		(234,287)	(329,503)

		(510,590)	(918,816)

Net cash used in investing activities		(98,928)	(603,877)

Cash flows from financing activities
Cash provided by financing activities:
Increase in deposits		27,861,051	18,090,470
Proceeds from borrowings		18,569,767	35,366,897
Proceeds from debentures		9,967,114	19,363,642
Increase in other liabilities		255,745	2,204,244
Issuance of common stock		1,310,400	—
Disposition of subsidiary		22,885	—
Increase in minority interest		66,988	100,958
Disposition of treasury stock		26	—

		58,053,976	75,126,211

Cash used in financing activities:
Decrease in deposits		(6,642,465)	(3,171,551)
Repayment of borrowings		(28,005,759)	(33,829,514)
Repayment of debentures		(18,081,164)	(14,890,628)
Debentures issue cost paid		(216,890)	(94,830)
Decrease in other liabilities		(2,130,271)	(60,849)
Stock issuance costs paid		(35,157)	(1,984)
Dividends paid		(245,035)	(619,916)
Redemption of redeemable preferred stocks		(172,793)	(537,834)
Acquisition of stock of subsidiaries		(3,303)	—
Decrease in minority interest		(29,597)	(26,551)

		(55,562,434)	(53,233,657)

Net cash provided by financing activities		2,491,542	21,892,554
Increase (decrease) in cash and due from banks due to change in consolidation scope		(24,815)	9,697

Net increase in cash and due from banks		2,776,500	3,401,475
Cash and due from banks at beginning of year		13,078,807	9,677,332

Cash and due from banks at end of year	~~W~~	15,855,307	13,078,807

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company
Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:
(a)	Controlling Company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC (formerly Shinhan BNP Paribas Investment Trust Management Co., Ltd.). Shinhan Financial Group was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange.

As of December 31, 2009, Shinhan Financial Group has 30 subsidiaries which are consolidated and its capital stock amounted to ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock, respectively.

(b)	Subsidiaries included in Consolidation
a.	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2009, Shinhan Bank operated through 825 domestic branches, 100 depositary offices and 6 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

b.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.

As of December 31, 2009, Shinhan Card had 48 branches, approximately 2.42 million merchants in its network, 14.32 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
c.	Shinhan Investment Corp.

Shinhan Investment Co., Ltd. (“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2009, it operated through 86 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

d.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2009, Shinhan Life Insurance operated through 157 branches and its capital stock amounted to ~~W~~200,000 million.

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. As of December 31, 2009, its capital stock amounted to ~~W~~180,000 million.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. As of December 31, 2009, its capital stock amounted to ~~W~~110,644 million.

g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. As of December 31, 2009, its capital stock amounted to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. As of December 31, 2009, its capital stock amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
i.	Shinhan BNP Paribas Assset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Shinhan Financial Group Co., Ltd., was merged into Shinhan BNP Paribas Asset Management Co., Ltd. in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Shinhan Financial Group Co., Ltd. in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Shinhan Financial Group Co., Ltd.’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50.00% to 73.47%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Shinhan Financial Group Co., Ltd.’s results of operations. Furthermore, on January 2, 2009, the Shinhan Financial Group Co., Ltd. disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at W18,023 per share. As a result, the Shinhan Financial Group Co., Ltd.’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas AMC”) decreased to 65%.

As of December 31, 2009, its capital stock amounted to ~~W~~75,374 million.

j.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. As of December 31, 2009, its capital stock amounted to ~~W~~1,000 million.

k.	Trust accounts of Shinhan Bank and Jeju Bank

Trust accounts managed by Shinhan Bank and Jeju Bank are consolidated only if Shinhan Bank or Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings.

l.	Shinhan Asia Limited

Shinhan Asia Limited (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2009, its capital stock amounted to US$100,000 thousand.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
m.	Shinhan Bank America

Shinhan Bank America was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2009, its capital stock amounted to US$93,000 thousand.

n.	Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2009, its capital stock amounted to EUR 23,000 thousand.

o.	Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on August 10, 2007. As of December 31, 2009, its capital stock amounted to US$20,000 thousand.

p.	Shinhan Kazakhstan Bank

Shinhan Kazakhstan Bank (“Shinhan Kazakhstan”) was established on March 21, 2008. As of December 31, 2009, its capital stock amounted to KZT5,029 million.

q.	Shinhan Canada Bank

Shinhan Canada Bank (“Shinhan Canada”) was established on August 22, 2008. As of December 31, 2009, its capital stock amounted to CAD30,000 thousand.

r.	Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on April 30, 2008. As of December 31, 2009, its capital stock amounted to CNY2,000,000 thousand.

s.	SBJ Bank

SBJ Bank was established on September 14, 2009. As of December 31, 2009, its capital stock amounted to JPY10,000,000 thousand.

t.	Shinhan Bank Vietnam

Shinhan Bank Vietnam (“Shinhan Vietnam”) was established on Octorber 13, 2009. As of December 31, 2009, its capital stock amounted to VND1,670,000 million.

u.	Shinhan Aitas Co., Ltd.

Shinhan Aitas Co., Ltd. (“Shinhan Aitas”) was established in June, 2000 to engage in the business of bookeeping services on trust assets. As of December 31, 2009, its capital stock amounted to ~~W~~2,372 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
v.	Petra Private Equity Fund

Petra Private Equity Fund (“Petra PEF”) was established on December 3, 2009. As of December 31, 2009, its capital stock amounted to ~~W~~42,000 million.

w.	Shinhan Investment Corp. Europe Ltd.

Shinhan Investment Corp. Europe Ltd.( “Shinhan Investment Europe”) was established in 1991 and provides securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority of UK. As of December 31, 2009, its capital stock amounted to GBP 3,400 thousand.

x.	Shinhan Investment Corp. USA Ltd.

Shinhan Investment Corp. USA Ltd. (“Shinhan Investment USA”) was established in 1993 and provides securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2009, its capital stock amounted to US$4,200 thousand.

y.	Shinhan Investment Corp. Asia Ltd.

Shinhan Investment Corp. Asia Ltd.(“Shinhan Investment Asia”) was established on May 25, 2007 and provides securities trading, underwriting and derivative brokerage services under the Securities and Futures Ordinance of Hong Kong. As of December 31, 2009, its capital stock amounted to HKD 40,000 thousand.

z.	Shinhan National Pension Service Private Equity Fund 1st

Shinhan National Pension Service Private Equity Fund 1st (“Shinhan PEF 1st”) was established on August 18, 2005. As of December 31, 2009, its capital stock amounted to ~~W~~222,000 million.

aa.	Shinhan Private Equity Fund 2nd

Shinhan Private Equity Fund 2nd (“Shinhan PEF 2nd”) was established on August 11, 2008. As of December 31, 2009, its capital stock amounted to ~~W~~166,520 million.

bb.	Symphony Energy Co., Ltd.

Symphony Energy Co., Ltd. (“Symphony Energy”) was established on April 24, 2004 and provides manufacturing and installation services of solar module. As of December 31, 2009, its capital stock amounted to ~~W~~6,074 million.

cc.	SHPE Holdings One Limited

SHPE Holdings One Limited (“SHPE Holdings One”) was established on October 31, 2008, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments by private funding. As of December 31, 2009, its capital stock amounted to ~~W~~6,200 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
Ownership between Shinhan Financial Group and its subsidiaries included in consolidation as of December 31, 2009 and 2008 were as follows:

		2009		2008
			Ownership		Ownership
Investor	Investee	Number of shares	(%)	Number of shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
”	Shinhan Card	125,369,403	100.0	125,369,403	100.0
”	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
”	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
”	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
”	Jeju Bank	15,241,424	68.9	9,692,369	62.4
”	Shinhan Credit Information	600,000	100.0	600,000	100.0
”	Shinhan PE	2,000,000	100.0	2,000,000	100.0
”	SH Asset Management	—	—	9,000,000	100.0
”	Shinhan BNP Paribas AMC	9,798,585	65.0	4,000,001	50.0
”	Cardif Life Insurance	—	—	4,700,001	50.0
”	Shinhan Macquarie	102,000	51.0	102,000	51.0
Shinhan Bank	Shinhan Asia	999,999	99.9	999,999	99.9
”	Shinhan Bank America	2,657,141	100.0	1,799,999	100.0
”	Shinhan Europe	Limited	100.0	Limited	100.0
”	Shinhan Khmer	16,020,000	80.1	16,020,000	80.1
”	Shinhan Kazakhstan	276,411	100.0	276,411	100.0
”	Shinhan Canada	Limited	100.0	Limited	100.0
”	Shinhan China	Limited	100.0	Limited	100.0
”	SBJ Bank	20,000,000,000	100.0	—	—
”	Shinhan Vietnam	Limited	100.0	—	—
”	Shinhan Data System	—	—	200,000	100.0
”	Shinhan Aitas	421,358	89.6	421,358	89.6
”	Shinhan PEF 1st	624	26.7	624	26.7
”	Shinhan PEF 2nd	33,840	26.1	33,840	26.1
Shinhan Card	Shinhan Financial Group	—	—	529	—
Shinhan Investment	Shinhan Investment Europe	3,400,000	100.0	3,400,000	100.0
”	Shinhan Investment USA	15,000	100.0	15,000	100.0
”	Shinhan Investment Asia	40,000,000	100.0	40,000,000	100.0
Shinhan Life Insurance	Shinhan PEF 1st	78	3.3	78	3.3
”	Shinhan PEF 2nd	5,640	4.4	5,640	4.4
Shinhan Capital	Petra PEF	10,000,000,000	23.8	—	—
Jeju Bank	Shinhan PEF 1st	39	1.7	39	1.7
Shinhan PE	Shinhan PEF 1st	117	5.0	117	5.0
”	Shinhan PEF 2nd	2,820	2.2	2,820	2.2
Shinhan PEF 1st	Symphony Energy	9,424,193	77.6	9,424,193	86.2
Shinhan PEF 2nd	SHPE Holdings One	Limited	100.0	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(1) General Description on the Consolidated Company, Continued
(c)	Other Equity Method Investees

Details of ownerships in subsidiaries and associates accounted for under the equity method of accounting as of December 31, 2009 and 2008 were as follows:

		Ownership (%)
Investor	Investee	2009	2008
Shinhan Financial Group	SHC Management Co., Ltd.	100.0	100.0
Shinhan Bank	Cardif Life Insurance	15.0	—
”	Shinhan Data System	100.0	—
”	Shinhan Corporate Restructuring Fund 7 th	58.8	58.8
”	Shinhan Corporate Restructuring Fund 8 th	14.4	14.4
”	Macquarie Shinhan Infrastructure Management Co., Ltd.	35.2	35.2
”	Aju Capital Co., Ltd.	14.4	14.4
”	Shinhan Vina Bank	50.0	50.0
”	Shinhan Finance Ltd.(*)	—	100.0
”	Westend Corporate Restructuring Fund	17.2	—
”	UAMCO., Ltd.	17.5	—
Shinhan Card	High Technology Investment, Ltd.	28.6	28.6
”	Shinhan KTF Mobile Card	50.0	50.0
Shinhan Investment	APC Fund	21.9	21.9
Shinhan Capital	KTB Corporate Restructuring Fund 18 th	47.2	47.2
”	Macquarie Shinhan Infrastructure Management Co., Ltd.	14.8	14.8
”	Shinhan Corporate Restructuring Fund 5 th	45.0	45.0
”	Shinhan Corporate Restructuring Fund 7 th	29.4	29.4
”	Shinhan Corporate Restructuring Fund 8 th	11.4	11.4
”	DCC Corporate Restructuring Fund 1st	24.1	24.1
	KTIC Corporate Restructuring Fund 16th
”	(KTIC 16th CRV)(*)	—	21.7
	HTIC Corporate Restructuring Fund 2 nd
”	(HTIC 2nd CRV)	20.0	20.0
”	Nawoo IB Fund 2 nd (*)	—	34.0
”	PT Clemont Finance Indonesia	30.0	30.0
”	Haejin Shipping Co. Ltd.	24.0	24.0
”	APC Fund	3.3	3.3
	Westend Corporate Restructuring Fund
”	(Westend CRV)	10.3	—
	TSYoon 2nd Corporate Restructuring Fund
”	(TSYoon 2nd CRV)	23.3	—
”	SHC-IMM New Growth Fund	64.5	—
”	SHC-AJU 1st Investment Fund	19.2	—
Jeju Bank	Shinhan Corporate Restructuring Fund 7 th	4.9	4.9
Shinhan PEF 2nd	SHPE Holdings One	—	100.0
Symphony Energy	Korea Solec Energy Co., Ltd.	100.0	100.0

(*)	These companies were liquidated for the year ended December 31, 2009.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (collectively the “Consolidated Company”) maintains its accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Investments in Securities

Classification

Upon acquisition, the Consolidated Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities where the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Initial recognition

Investments in securities (excluding investments in subsidiaries, associates and joint ventures) are initially recognized at cost. And equity securities and debt securities are recorded by the moving average method and the individual identification method, respectively.

Subsequent measurement and income recognition

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the non-consolidated income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the non-consolidated income statement using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Securities, Continued

Fair value information

The fair value of marketable securities is determined using quoted market prices as of the period end. Non-marketable equity securities are recorded at fair value calculated by the valuation model using reliable data of independent professional institutes. Non-marketable debt securities are fair valued by discounting cash flows using the prevailing market rates for debt with a similar credit risk and remaining maturity. Credit risk is determined using the issuer’s credit rating as announced by accredited credit rating agencies in Korea. Non-marketable beneficiary certificates are recorded at fair value using the standard trading yield rate determined by fund management companies.

Impairment

The Consolidated Company audits investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and there is no clear evidence that impairment is not necessary. Impairment, if any, is recorded as a reduction in the carrying amount of the securities and included in the non-consolidated income statement in the period in which they arise. Recovery of impairment loss, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current income. However, the new carrying amount after the reversal of impairment cannot exceed the carrying value of the investment security that would have been measured at the date of reversal had no impairment loss been recognized.

(c)	Investments in Associates

Associates are all entities over which the Consolidated Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying an equity interest of over 20 percent of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Consolidated Company’s investments in associates include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate over the Consolidated Company’s share of the fair value of the identifiable net assets acquired.

Negative goodwill is the excess of fair value of the net identifiable assets acquired over the purchase price. The balance of negative goodwill is allocated to proportionately reduce the values assigned to depreciable non-monetary assets. If the allocation reduces the non-monetary assets to zero, any remainder is recognized as an extraordinary gain in the period of acquisition. However, negative goodwill related to future losses and expenses that have been specifically identified in the purchase agreement, is recognized as income in the period these are actually incurred.

Goodwill and negative goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of (negative) goodwill is recorded together with equity income (losses).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Investments in Associates, Continued

The Consolidated Company’s share of its post-acquisition profits or losses in investments in associates is recognized in the consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate are recognized when the associate declares the dividend. When the Consolidated Company’s share of losses in an associate equals or exceeds its interest in the associate, including preferred stock, other long term loans and receivables issued by the associate or guaranteed obligations of the associate, the Consolidated Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

If an associate uses accounting policies or estimates other than those of the Consolidated Company for like transactions and events in similar circumstances, the Consolidated Company makes appropriate adjustments to conform the associate’s accounting policies to those of the Consolidated Company when the associate’s financial statements are used by the Consolidated Company in applying the equity method.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Consolidated Company and its associates are eliminated to the extent of the Consolidated Company’s interest in each associate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Consolidated Company audits goodwill for impairment and records any impairment loss immediately in the consolidated statement of income.

(d)	Allowance for Loan Losses

In estimating the allowance for corporate and household loan losses, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for corporate and household loan losses using the expected loss method, which multiplies loan balances by probability of default (“PD”) and loss given default (“LGD”). This provisionary method considers both financial and non-financial factors of borrowers to assess PD and LGD. PD is determined by considering the type of borrowers, the nature of loans and delinquent days and LGD is determined by considering the type of loan and collateral.

ii) Financial Supervisory Service (“FSS”) Guideline

The Consolidated Company applies the FSS guidelines for corporate and household loans (excluding credit card loans) in accordance with the Regulations for the Supervision of Banks. The prescribed minimum levels of provision per the FSS guidelines are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses, Continued

	Corporate loans	Household loans
Normal	(*) 0.85%	1%
Precautionary	7%	10%
Substandard	20%	20%
Doubtful	50%	55%
Estimated loss	100%	100%

(*)	0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market
Additionally, the Consolidated Company considers the borrowers’ ability to repay and the recovery value of collateral in estimating expected loss on high-risk or large volume loan balances.

For credit card loans, the Consolidated Company provides for allowance through a loss ratio analysis based on historical data of recoverable amounts for rewritten loans, and roll-rate analysis for other loans. The Consolidated Company adopts the FSS guidelines under the Specialized Credit Financial Business Act, as revised on February 11, 2008, and provides for allowance by each loan classification as follows: a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(e)	Troubled Debt Restructuring

A loan which contractual terms are modified in a troubled debt restructuring program is accounted for at the present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses and provision for loan losses in the current period. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from the nominal value of the loans. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income.

(f)	Deferred Loan Origination Fee

Fees associated with origination of loans are deferred and recognized over the life of the loan as an adjustment to the loan balance and interest income.

(g)	Transfer of Assets

Transfers of financial assets to third parties are accounted for as sales when controls surrendered to the transferee. The Consolidated Company derecognizes financial assets from the consolidated statement of financial position including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sale is recognized in earnings. Conversely, the Consolidated Company only recognizes financial assets transferred from third parties on the consolidated statement of financial position when the Consolidated Company obtains control of financial assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Property and Equipment

Property and equipment are stated at cost, less accumulated deprecation, except for assets acquired through exchange, investment in kind or donation, which are recorded at their fair value.

Depreciation is computed by the depreciation method and estimated useful lives of the respective assets as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40~60 years
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending the useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(i)	Intangible Assets

Intangible assets are stated at acquisition cost less accumulated amortization computed using the straight-line method over the estimated useful lives of related intangible assets or twenty years, whichever is shorter.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence or sharp decline in its market value, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.

(j)	Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings.

(k)	Convertible Bonds and Bond with Warrants

When accounting for convertible bonds or bonds with stock purchase warrants, the liability component and the equity component of a bond are separated.

The liability component of a bond is recognized initially at fair value. Fair value is the present value of a similar debt security that does not have an equity conversion option (redemption premium is included if applicable). The equity component is recognized initially as the difference between the fair value of the bond as a whole, which are the gross proceeds of the bond received at the date of issue, and the fair value of the liability component. For bonds with detachable stock warrants, the fair value of the liability and equity components are estimated separately. The equity component of convertible bonds or bonds with stock purchase warrants is presented as part of capital surplus within equity.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method. The equity component is not remeasured subsequent to initial recognition.
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized (accreted) based on the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(m)	Retirement and Severance Benefits

The Consolidated Company introduced a pension plan. Under the Retirement Benefits Regulation, consideration of service requirements under the plan begins from the date the plan is effective; the period of service prior to the effective date of the plan will continue to be covered by the existing retirement benefits plan.

The Consolidated Company introduced a defined benefit pension plan, where each eligible employee receives a fixed amount of pension after retirement. The Consolidated Company accrued, as a liability for retirement and severance benefits, lump-sum payments payable to employees who are currently in service, assuming that they left the Consolidated Company as of the end of the reporting period. All employees with a minimum of one year of service are eligible to participate and must elect to participate in the plan. Participants accrue estimated benefits based on actuarial assumptions measured on the end of the reporting period at the discounted present value. The benefits vest after employees have completed five years of vesting service or reaching age 65, if earlier.

The Consolidated Company sponsors a defined contribution plan in which contributions in the amount of 1/12 of employee’s annual salary is made by the Consolidated Company. The amount of benefit payments depends on the performance of the plan assets and is not guaranteed. The benefits vest after employees have completed five years of vesting service or reaching age 65, if earlier. Contributions to the plan are expensed as retirement and severance benefits when remitted to the plan.

The combined provision for retirement and severances benefits under the pension plan and those under the existing retirement benefit plan is recorded as the liability for retirement and severance benefits. Pension plan assets, together with the existing retirement and severance benefit deposit and the deposit previously made to the National Pension Fund under the old National Pension Law, as referred to above, is reflected in the accompanying consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(n)	Allowance for Unused Credit Commitments

In estimating the allowance for unused corporate, household and credit card commitments, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for unused credit commitments using the same method applied for allowance for loan losses.

ii) FSS Guideline

The Consolidated Company estimates the allowance for unused loan commitments based on each classification in accordance with the Regulations for the Supervision of Banks revised at December 7, 2007 as follows: for unused corporate loan commitments a minimum of 0.85% for normal (0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market), 7% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; for unused household loan commitments a minimum of 1.0% for normal, 10% for precautionary, 20% for substandard, 55% for doubtful and 100% for estimated loss, respectively; and for credit card commitments a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(o)	Allowance for Guarantees and Acceptances

The Consolidated Company estimates allowance for losses on outstanding guarantees and acceptances, contingent guarantees and acceptances and endorsed bills in accordance with the same loan classification criteria applied in estimating allowance for loan losses and recorded as other liabilities with the respective changes recorded as other non-interest expense.

(p)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(q)	Deferred Acquisition Costs Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.
(r)	Policy Reserves

The Consolidated Company accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms and premium and policy reserves approved by the Financial Supervisory Commission of the Republic of Korea and details are as follows:
i.	Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

ii.	Unearned premium reserve

Unearned premium reserve refers to premium to be charged during subsequent periods, and for premiums collected before the reporting date.

iii.	Reserve for outstanding claims

Reserve for outstanding claims is an estimate for losses for insured events that have occurred prior to the reporting date but for which an actual claim have not yet been settled or determined.

iv.	Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

v.	Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

vi.	Reserve for reinsurance premium

If the Consolidated Company reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(s)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the reporting dates, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,167.60 and ~~W~~1,257.50 to US$1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services Ltd. on December 31, 2009 and 2008, respectively.

Foreign currency assets and liabilities of foreign-based operations and branches accounted for using the equity method are translated at the rate of exchange at the respective reporting dates. Foreign currency amounts in the consolidated statement of income are translated using an average rate. Translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are recorded net as accumulated other comprehensive income. These gains and losses are subsequently recognized as income in the year the foreign operations or companies are liquidated or sold.

(t)	Share-Based Payments

The Consolidated Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Consolidated Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Consolidated Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Consolidated Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest.

For cash-settled share-based payment transactions, the Consolidated Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Consolidated Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Consolidated Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(u)	Leases

The Consolidated Company classifies and accounts for leases as either operating or capital leases, depending on the terms of the lease. Leases where the Consolidated Company assumes substantially all the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

Substantially all the risks and rewards of ownership are evidenced when one or more of the criteria listed below are met:
•	Ownership of the leased property transfers to the lessee at the end of the lease term

•	The lessee has a bargain purchase option, and it is reasonably certain at the inception of the lease that the option will be exercised.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.
In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

Where the Consolidated Company is the lessor, a financing lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including residual value, if any. The difference between the financing lease receivable and the book value of the underlying asset is recorded as gain(loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of financing lease receivable and interest income, determined using the effective interest rate.

For an operating lease, revenue on a lease is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Consolidated Company.

The Consolidated Company also recognizes initial direct costs incurred in negotiating and arranging a financing lease, included as part of net investment, and those costs are expensed as lease expense over the lease term on the same basis in which interest income is recognized. Initial direct costs are incremental costs that are directly attributable to negotiating and arranging a lease, except for such costs incurred by manufacturer or dealer lessor.

Where the Consolidated Company is the lessee under a capital lease, the present value of future minimum lease payments is capitalized and a corresponding liability is recognized. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(v)	Derivatives and Hedge Accounting

The Consolidated Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Consolidated Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the consolidated income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to earnings.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in earnings.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in earnings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(w)	Interest Income

Interest income on bank deposits, loans and securities are recognized on an accrual basis, except for interest income on loans that are overdue and loans to bankrupt customers. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. Payments on delinquent loans are first applied to delinquent interest, to normal interest, and then to the principal balance.

(x)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(y)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(z)	Cash Management Account (“CMA”)

The Consolidated Company offers Cash Management Accounts (CMA) services, of which investments consist of eligible securities for open market operations, bills discounted, trade bills, etc. The trust money received from the CMA depositor is presented as trust of cash management account in liabilities and invested in securities, bills discounted, etc., and such assets under custody in cash management is accounted for both cash management account assets and other trading securities. As the Consolidated Company renders the investment yield to the depositor, such earnings are recognized as interest on deposits in operating expenses. As the Consolidated Company receives commission from the depositor with regard to withdrawal of the trust money or arrival to maturity, such commissions are recognized as commissions income in operating revenues.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(aa)	Income from Discontinued Operations

Operating and non-operating income, net of income tax effect is reported as income from discontinued operations in the income statement for the period in which an initial disclosure event occurred. The prior period financial statements, presented comparatively, are reclassified to show the income(loss) from discontinued operations separately from continuing operations.

(bb)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates.

(cc)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Consolidated Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.
(3) Standards Applied for Preparing Consolidated Financial Statements
(a)	The equity method investment securities account of Shinhan Financial Group is eliminated against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill (negative goodwill) which are amortized over 10 to 14 years.

In addition, the Consolidated Company reflects the difference between the acquisition cost and the book value of minority interests in the consolidated statement of financial position as consolidated capital surplus or capital adjustment.

(c)	All significant inter-company transactions and account balances among the consolidated companies are fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for purposes of preparing the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(4) Cash and Due from Banks
     (a)   Cash and due from banks as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Cash and cash equivalents	~~W~~	1,846,790	1,908,960
Due from banks in Won		10,863,038	8,585,472
Due from banks in foreign currencies		2,889,235	2,525,638
Due from banks invested in gold		256,244	58,737

	~~W~~	15,855,307	13,078,807

     (b)   Restricted due from banks as of December 31, 2009 and 2008 were as follows:

	2009		2008	Restrictions
Due from banks in Won:

Reserve deposits at the Bank of Korea	~~W~~	6,205,780	4,746,796	General banking account
Due from banks for customer accounts		708,736	1,109,336	Reserve for customer deposits
Other		226,264	106,816	Deposit for severance benefit insurance and security deposit

		7,140,780	5,962,948

Due from banks in foreign currencies		682,414	1,023,328	General banking account

	~~W~~	7,823,194	6,986,276

     (c)   The maturities of due from banks as of December 31, 2009 and 2008 were as follows:

	Due from banks in
			Foreign
At December 31, 2009	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	10,023,528	2,349,637	256,244	12,629,409
Due after 3 months through 6 months		316,528	340,046	—	656,574
Due after 6 months through 1 year		224,949	79,319	—	304,268
Due after 1 year through 3 years		46,370	40,645	—	87,015
Thereafter		251,663	79,588	—	331,251

	~~W~~	10,863,038	2,889,235	256,244	14,008,517

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
     (4) Cash and Due from Banks, Continued

	Due from banks in
			Foreign
At December 31, 2008	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	6,740,213	2,523,819	58,737	9,322,769
Due after 3 months through 6 months		210,802	—	—	210,802
Due after 6 months through 1 year		1,400,568	1,805	—	1,402,373
Due after 1 year through 3 years		25,666	—	—	25,666
Thereafter		208,223	14	—	208,237

	~~W~~	8,585,472	2,525,638	58,737	11,169,847

     (d)   Cash and Due from Banks from financial institutions as of December 31, 2009 and 2008 were as follows :

	Due from banks in
			Foreign
At December 31, 2009	Won		currencies	Gold	Total
Bank of Korea	~~W~~	6,205,780	855,250	—	7,061,030
Banking Institutions		1,569,828	2,033,429	256,244	3,859,501
other		3,087,430	556	—	3,087,986

	~~W~~	10,863,038	2,889,235	256,244	14,008,517

	Due from banks in
			Foreign
At December 31, 2008	Won		currencies	Gold	Total
Bank of Korea	~~W~~	4,746,796	961,158	—	5,707,954
Banking Institutions		2,029,353	1,534,234	58,737	3,622,324
other		1,809,323	30,246	—	1,839,569

	~~W~~	8,585,472	2,525,638	58,737	11,169,847

(5) Securities
     (a)   Securities as of December 31, 2009 and 2008 consisted of the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)

	2009		2008
Trading securities	~~W~~	9,229,061	8,837,754
Available-for-sale securities		29,005,672	29,305,130
Held-to-maturity securities		12,802,041	8,885,487
Equity method accounted investments		254,861	456,955

Total securities	~~W~~	51,291,635	47,485,326

(b)   Trading Securities
       i)    Trading securities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Equity securities:
Stocks	~~W~~	524,699	219,444

Debt securities:

Government bonds		1,393,438	978,436
Finance debentures		3,434,866	4,587,951
Corporate bonds		1,250,760	669,368

		6,079,064	6,235,755

Beneficiary certificates		164,558	305,619
Securities in foreign currencies		15,821	1
Other		2,444,919	2,076,935

	~~W~~	9,229,061	8,837,754

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5) Securities, Continued
ii)	Details of equity securities as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
Trading equity securities	~~W~~	499,666	524,699	524,699

	2008
	Acquisition cost		Fair value	Book value
Trading equity securities	~~W~~	261,628	219,444	219,444
iii)	Details of debt securities classified as trading securities as of December 31, 2009 and 2008 were as follows:

	2009
	Face value		Acquisition cost	Fair value(*1)	Book value(*2)
Government bonds	~~W~~	1,396,928	1,392,566	1,409,142	1,393,438
Finance debentures		3,456,521	3,437,308	3,445,226	3,434,866
Corporate bonds		1,245,809	1,250,618	1,260,398	1,250,760

	~~W~~	6,099,258	6,080,492	6,114,766	6,079,064

	2008
	Face value		Acquisition cost	Fair value(*1)	Book value(*2)
Government bonds	~~W~~	973,196	959,671	996,487	978,436
Finance debentures		4,602,263	4,536,042	4,603,107	4,587,951
Corporate bonds		662,301	658,922	681,469	669,368

	~~W~~	6,237,760	6,154,635	6,281,063	6,235,755

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.

(*2)	Accrued income is recorded as other assets.
iv)	Details of beneficiary certificates as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	161,413	164,558	164,558

	2008
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	290,631	305,619	305,619
(5) Securities, Continued

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
v)	Trading securities denominated in foreign currencies classified by currency as of December 31, 2009 and 2008 were as follows:

(in millions of won and thousands of U.S. dollars, except ratio)

	2009				2008
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
USD	$10,024	~~W~~	11,705	73,98	$1	~~W~~	1	100.00
HKD	3,525		4,116	26.02	—		—	0

	$13,549	~~W~~	15,821	100.00	$1	~~W~~	1	100.00

vi)	Details of other trading securities as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
Commercial Paper	~~W~~	2,186,637	2,185,980	2,185,980
Other		296,961	258,939	258,939

	~~W~~	2,483,598	2,444,919	2,444,919

	2008
	Acquisition cost		Fair value	Book value
Commercial Paper	~~W~~	1,841,714	1,849,528	1,849,528
Other		299,538	227,407	227,407

	~~W~~	2,141,252	2,076,935	2,076,935

vii)	Details of securities classified by major categories as of December 31, 2009 and 2008 were as follows:

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Equity Securities	~~W~~	524,699	4,116	528,815	5.73
Floating Rate Note		553,414	—	553,414	6.00
Fixed Rate Note		5,525,650	11,705	5,537,355	60.00
Other		2,609,477	—	2,609,477	28.27

	~~W~~	9,213,240	15,821	9,229,061	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Equity Securities	~~W~~	219,444	1	219,445	2.48
Floating Rate Note		3,653,505	—	3,653,505	41.34
Fixed Rate Note		2,582,250	—	2,582,250	29.22
Other		2,382,554	—	2,382,554	26.96

	~~W~~	8,837,753	1	8,837,754	100.00

(5) Securities, Continued
viii)	Details of securities classified by industry as of December 31, 2009 and 2008 were as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	1,861,347	—	1,861,347	20.17
Financial institutions		5,230,350	—	5,230,350	56.67
Other		2,121,543	15,821	2,137,364	23.16

	~~W~~	9,213,240	15,821	9,229,061	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Government	~~W~~	4,321,919	—	4,321,919	48.91
Financial institutions		2,344,939	1	2,344,940	26.53
Other		2,170,895	—	2,170,895	24.56

	~~W~~	8,837,753	1	8,837,754	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5) Securities, Continued
     (c)  Available-for-Sale Securities
i)	Available-for-sale securities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Equity securities:
Stocks	~~W~~	4,621,017	3,328,978
Investment in special funds		489,470	522,060

		5,110,487	3,851,038

Debt securities:
Government bonds		5,711,947	3,936,095
Finance debentures		9,810,432	14,287,011
Corporate bonds		4,095,747	3,977,207

		19,618,126	22,200,313

Beneficiary certificates		1,971,584	964,928
Securities in foreign currencies		2,114,780	2,062,286
Other		190,695	226,565

	~~W~~	29,005,672	29,305,130

ii)	Details of available-for-sale equity securities as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
stocks	~~W~~	3,375,037	4,621,017	4,621,017
Investment in special funds		507,839	489,470	489,470

	~~W~~	3,882,876	5,110,487	5,110,487

	2008
	Acquisition cost		Fair value	Book value

stocks	~~W~~	3,469,196	3,328,978	3,328,978
Investment in special funds		516,324	522,060	522,060

	~~W~~	3,985,520	3,851,038	3,851,038

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5) Securities, Continued
iii)	Details of debt securities classified as available-for-sale securities as of December 31, 2009 and 2008 were as follows:

	2009
	Face value		Acquisition cost	Fair value(*1)	Book value(*2)
Government bonds	~~W~~	5,807,045	5,654,234	5,831,817	5,711,947
Finance debentures		9,804,811	9,780,544	9,882,777	9,810,432
Corporate bonds		4,214,883	4,187,796	4,117,535	4,095,747

	~~W~~	19,826,739	19,622,574	19,832,129	19,618,126

	2008
	Face value		Acquisition cost	Fair value(*1)	Book value(*2)
Government bonds	~~W~~	3,917,561	3,774,416	4,022,845	3,936,095
Finance debentures		14,238,654	14,146,416	14,436,449	14,287,011
Corporate bonds		4,107,097	4,087,732	3,995,560	3,977,207

	~~W~~	22,263,312	22,008,564	22,454,854	22,200,313

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.

(*2)	Accrued income is recorded as other assets.
iv)	Details of beneficiary certificates as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	1,879,342	1,971,584	1,971,584

	2008
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	1,047,448	964,928	964,928

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5) Securities, Continued
v)	Available-for-sale securities denominated in foreign currencies classified by currency as of December 31, 2009 and 2008 were as follows:

(in millions of won and thousands of U.S. dollars, except ratio)

	2009				2008
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
USD	$1,654,123	~~W~~	1,931,354	91.34	$1,471,904	~~W~~	1,850,917	89.75
JPY	109,837		128,246	6.06	117,541		147,808	7.17
SGD	7,830		9,142	0.43	16,667		20,959	1.02
EUR	528		617	0.03	12,501		15,720	0.76
INR	31,915		37,264	1.76	14,284		17,964	0.87
GBP	1,334		1,557	0.07	1,542		1,939	0.09
AUD	—		—	—	1		1	—
CHF	5,653		6,600	0.31	5,549		6,978	0.34

	$1,811,220	~~W~~	2,114,780	100.00	$1,639,989	~~W~~	2,062,286	100.00

vi)	Details of other available-for-sale securities as of December 31, 2009 and 2008 were as follows:

	2009
	Acquisition cost		Fair value	Book value
Entrusted assets to investment service companies	~~W~~	139,583	145,239	145,239
Other		45,117	45,456	45,456

	~~W~~	184,700	190,695	190,695

	2008
	Acquisition cost		Fair value	Book value
Entrusted assets to investment service companies	~~W~~	150,245	124,607	124,607
Other		83,780	101,958	101,958

	~~W~~	234,025	226,565	226,565

(5) Securities, Continued

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
vii)	Available-for-sale securities restricted for sale for certain periods as of December 31, 2009 were as follows:

	Book value		Restricted until

Hynix Semiconductor Inc.	~~W~~	585,013	Merger & Acquisition
Hyundai Engineering & Construction Co., Ltd.		208,310	Merger & Acquisition
Ssangyong Cement Industrial Co., Ltd.		85,420	Merger & Acquisition
Saehan Media Co., Ltd.		477	December 31, 2010
Hanchang Paper Co., LTD.		1,204	December 31, 2012
Ssangyong Engineering & Construction Co., Ltd.		10,232	Merger & Acquisition
Taesan LCD., inc		15,021	December 31, 2013
Daewoo International Corporation		44,489	Merger & Acquisition
Pantech Co., Ltd.		22,421	December 31, 2011
Daewoo Electronics Co., Ltd.		4,781	Joint-sale by creditors
Daehan Shipbuilding Co., LTD		900	Unsettled
HJC Corp.		21,284	December 31, 2010
Credit Recovery Fund		101,040	Board of Directors’ approval
Korean private carbon fund 1st		1,399	December 26, 2010

	~~W~~	1,101,991

viii)	Details of impairment loss and reversal of impairment loss of available-for-sale securities for the years ended December 31, 2009 and 2008 were as follows:

	2009			2008
	Impairment		Reversal	Impairment	Reversal
Equity securities	~~W~~	11,423	1,918	6,066	—
Investment in special funds		295	—	—	—
Debt securities		842	7,343	88,564	52,935
Other securities		22,647	56	164,330	—

	~~W~~	35,207	9,317	258,960	52,935

ix)	The maturity of debt securities as of December 31, 2009 and 2008 as follows :

	Government		Finance	Corporate
At December 31, 2009	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	65,287	2,753,602	377,336	3,196,225
Due after 3 months through 6 months		352,205	1,497,854	195,732	2,045,791
Due after 6 months through 1 year		170,463	1,767,233	406,491	2,344,187
Due after 1 year through 3 years		2,198,574	2,226,233	1,774,098	6,198,905
Thereafter		2,925,418	1,565,510	1,342,090	5,833,018

	~~W~~	5,711,947	9,810,432	4,095,747	19,618,126

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued

	Government		Finance	Corporate
At December 31, 2008	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	663,986	4,086,726	517,274	5,267,986
Due after 3 months through 6 months		71,940	2,119,728	197,560	2,389,228
Due after 6 months through 1 year		179,501	1,761,170	466,413	2,407,084
Due after 1 year through 3 years		1,145,545	5,431,399	1,676,402	8,253,346
Thereafter		1,875,123	887,988	1,119,558	3,882,669

	~~W~~	3,936,095	14,287,011	3,977,207	22,200,313

x)	Details of securities classified by major categories as of December 31, 2009 and 2008 were as follows:

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Equity Securities	~~W~~	4,621,017	382,223	5,003,240	17.25
Floating Rate Note		196,512	635,082	831,594	2.87
Fixed Rate Note		19,421,614	1,033,409	20,455,023	70.52
Other		2,651,749	64,066	2,715,815	9.36

	~~W~~	26,890,892	2,114,780	29,005,672	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Equity Securities	~~W~~	3,328,978	256,301	3,585,279	12.23
Floating Rate Note		201,941	685,439	887,380	3.03
Fixed Rate Note		21,998,372	1,049,381	23,047,753	78.65
Other		1,713,553	71,165	1,784,718	6.09

	~~W~~	27,242,844	2,062,286	29,305,130	100.00

xi)	Details of securities classified by industry as of December 31, 2009 and 2008 were as follows:

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	8,104,940	83,936	8,188,876	28.23
Financial institutions		10,145,181	889,802	11,034,983	38.04
Other		8,640,771	1,141,042	9,781,813	33.73

	~~W~~	26,890,892	2,114,780	29,005,672	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Government	~~W~~	5,183,643	140,428	5,324,071	18.17
Financial institutions		16,633,521	897,201	17,530,722	59.82
Other		5,425,680	1,024,657	6,450,337	22.01

	~~W~~	27,242,844	2,062,286	29,305,130	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued
xii)	Structured notes as of December 31, 2009 consisted of the following:

	Pair value		Book value	Inherent risk
Credit linked notes(*)	~~W~~	216,823	120,388	Loss from occurrence of a credit event

(*)	If one or more credit events occur including bankruptcy, payment defaults, default on obligation, refusal of payment or restructuring, the Consolidated Company will receive the underlying bonds issued or guaranteed by reference company or cash equivalent to the market value at the time of the credit event from the counterparty.
(d)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Government bonds	~~W~~	5,706,571	2,706,484
Finance debentures		4,521,243	4,261,638
Corporate bonds		2,446,809	1,852,382
Securities in foreign currencies		127,418	64,983

	~~W~~	12,801,041	8,885,487

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2009 and 2008 consisted of the following:

	2009
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	5,792,019	5,682,426	5,836,532	5,706,571
Finance debentures		4,526,001	4,518,631	4,588,036	4,521,243
Corporate bonds		2,446,725	2,442,410	2,487,564	2,446,809

	~~W~~	12,764,745	12,643,467	12,912,132	12,674,623

	2008
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	2,774,507	2,689,326	2,853,183	2,706,484
Finance debentures		4,272,746	4,262,534	4,361,662	4,261,638
Corporate bonds		1,859,323	1,850,322	1,896,564	1,852,382

	~~W~~	8,906,576	8,802,182	9,111,409	8,820,504

(*)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued
iii)	Held-to-maturity securities in foreign currencies classified by currency as of December 31, 2009 and 2008 were as follows:

(in millions of won and thousands of U.S. dollars, except ratio)

	2009				2008
	U.S. dollar	Won equivalent		Ratio(%)	U.S. dollar	Won equivalent		Ratio(%)
USD	$35,746	~~W~~	41,737	32.76	$38,759	~~W~~	48,740	75.00
JPY	64,863		75,734	59.44	2,743		3,449	5.31
INR	8,519		9,947	7.80	10,174		12,794	19.69

	$109,128	~~W~~	127,418	100.00	$51,676	~~W~~	64,983	100.00

iv)	Changes in impairment loss and reversal of impairment loss on held-to-maturity securities for the years ended December 31, 2009 and 2008 were as follows:

	2009			2008
	Impairment		Reversal	Impairment	Reversal
Debt securities	~~W~~	1,635	28,400	27,253	30,166
v)	The maturity of debt securities as of December 31, 2009 and 2008 as follows:

	Government		Finance	Corporate
At December 31, 2009	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	11,101	306,639	86,072	403,812
Due after 3 months through 6 months		179,987	309,758	89,868	579,613
Due after 6 months through 1 year		130,508	1,183,637	79,964	1,394,109
Due after 1 year through 3 years		1,464,130	1,262,873	1,104,825	3,831,828
Thereafter		3,920,845	1,458,336	1,086,080	6,465,261

	~~W~~	5,706,571	4,521,243	2,446,809	12,674,623

	Government		Finance	Corporate
At December 31, 2008	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	264,837	259,250	114,987	639,074
Due after 3 months through 6 months		299,117	255,213	99,970	654,300
Due after 6 months through 1 year		68,792	672,773	170,001	911,566
Due after 1 year through 3 years		818,762	1,948,180	500,470	3,267,412
Thereafter		1,254,976	1,126,222	966,954	3,348,152

	~~W~~	2,706,484	4,261,638	1,852,382	8,820,504

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued
vi)	Details of securities classified by major categories as of December 31, 2009 and 2008 were as follows:

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Floating Rate Note	~~W~~	185,000	30,067	215,067	1.68
Fixed Rate Note		12,489,623	97,351	12,586,974	98.32

	~~W~~	12,674,623	127,418	12,802,041	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Floating Rate Note	~~W~~	225,000	18,802	243,802	2.74
Fixed Rate Note		8,595,504	42,732	8,638,236	97.22
Other		—	3,449	3,449	0.04

	~~W~~	8,820,504	64,983	8,885,487	100.00

vii)	Details of securities classified by industry as of December 31, 2009 and 2008 were as follows:

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	7,713,751	45,829	7,759,580	60.61
Financial institutions		4,697,818	57,725	4,755,543	37.15
Other		263,054	23,864	286,918	2.24

	~~W~~	12,674,623	127,418	12,802,041	100.00

			In foreign
At December 31, 2008	In won		currency	Total	Ratio(%)
Government	~~W~~	3,834,276	12,794	3,847,070	43.30
Financial institutions		4,604,336	21,034	4,625,370	52.05
Other		381,892	31,155	413,047	4.65

	~~W~~	8,820,504	64,983	8,885,487	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued
(e)	Investment in Associates

Details of equity method accounted investments as of December 31, 2009 and 2008 were as follows:

	2009
			Acquisition	Equity	Accumulated
			(dividend/	method	other
	Beginning		disposal),	income	comprehensive	Ending
Investees	balance		net	(loss)	income	balance
SHC Management Co., Ltd.	~~W~~	8,899	—	(244)	—	8,655
Cardif Life Insurance		—	4,788	(168)	(222)	4,398
Shinhan Data System		—	4,927	679	—	5,606
Shinhan Finance Ltd.		105,345	(107,154)	(470)	2,279	—
Aju Capital Co., Ltd.		89,537	(6,242)	993	2,589	86,877
Macquarie Shinhan infrastructure Management Co., Ltd.		4,675	(6,741)	6,471	—	4,405
Shinhan Vina Bank		50,627	—	6,177	(3,619)	53,185
Shinhan KTF Mobile Card		708	—	(460)	—	248
Shinhan Corporate Restructuring Fund 5th		4,610	(242)	1,076	(79)	5,365
Shinhan Corporate Restructuring Fund 7th		3,794	—	572	1,009	5,375
Shinhan Corporate Restructuring Fund 8th		24,401	(235)	26	—	24,192
DCC Corporate Restructuring Fund 1st		3,437	(1,979)	32	59	1,549
Nawoo IB Fund 2nd		3,208	(3,369)	161	—	—
KTB Corporate Restructuring Fund 18th		708	—	(301)	—	407
High Technology Investment, Ltd.		2,476	(1,498)	(41)	(794)	143
KTIC 16 th CRV		—	(230)	(588)	818	—
HTIC 2nd CRV		3,928	—	(37)	—	3,891
PT Clemont Finance Indonesia		3,772	—	809	325	4,906
Haejin Shipping Co. Ltd.		1,052	—	(134)	(42)	876
APC Fund		8,628	8,510	(1,178)	(1,565)	14,395
Westend CRV		—	8,000	(58)	—	7,942
TSYoon 2nd CRV		—	5,000	1	—	5,001
SHC-IMM New Growth Fund		—	3,000	(46)	—	2,954
SHC-AJU 1st Investment Fund		—	2,500	(1)	—	2,499
UAMCO., Ltd.		—	12,250	(258)	—	11,992
SHPE Holdings One		137,150	(137,150)	—	—	—

	~~W~~	456,955	(215,865)	13,013	758	254,861

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(5)	Securities, Continued

	2008
			Acquisition	Equity		Accumulated
			(dividend/	method		other
	Beginning		disposal),	income	Capital	comprehensive	Ending
Investees	balance		net	(loss)	surplus	income	balance
SHC Management Co., Ltd.	~~W~~	1,086,650	(1,171,987)	18,968	75,268	—	8,899
Shinhan Data System		3,644	(3,644)	—	—	—	—
Shinhan Finance Ltd.		78,550	—	62	—	26,733	105,345
Aju Capital Co., Ltd.		71,839	(2,884)	21,700	—	(1,118)	89,537
Macquarie Shinhan Infrastructure Management Co., Ltd.		15,222	(17,626)	7,079	—	—	4,675
Shinhan Vina Bank		20,501	21,950	4,286	—	3,890	50,627
Shinhan KTF Mobile Card		—	1,000	(292)	—	—	708
CFAG Corporate Restructuring Fund 8th		533	(593)	60	—	—	—
Shinhan Corporate Restructuring Fund 5th		4,310	—	298	—	2	4,610
Shinhan Corporate Restructuring Fund 6th		8,819	(4,396)	1,353	—	(5,776)	—
Shinhan Corporate Restructuring Fund 7th		—	3,905	126	—	(237)	3,794
Shinhan Corporate Restructuring Fund 8th		23,249	(212)	1,364	—	—	24,401
DCC Corporate Restructuring Fund 1st		3,902	(350)	188	—	(303)	3,437
Now Corporate Restructuring Fund 3rd		2,189	(2,265)	76	—	—	—
Nawoo IB Fund 2nd		—	3,000	208	—	—	3,208
KTB Corporate Restructuring Fund 18th		814	—	(106)	—	—	708
High Technology Investment, Ltd.		1,730	—	92	—	654	2,476
KTIC 13 th CRV		1,169	(1,417)	248	—	—	—
KTIC 16 th CRV		4,970	(5,350)	1,174	—	(794)	—
HTIC 2nd CRV		3,974	—	(46)	—	—	3,928
PT Clemont Finance Indonesia		—	3,431	309	—	32	3,772
Haejin Shipping Co. Ltd.		—	1,052	—	—	—	1,052
APC Fund		—	8,514	(384)	—	498	8,628
Korea Solec Energy Co., Ltd.		—	50	(50)	—	—	—
SHPE Holdings One		—	123,950	13,200	—	—	137,150

	~~W~~	1,332,065	(1,043,872)	69,913	75,268	23,581	456,955

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(6)	Loans
(a)	Loans outstanding as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Loans in Won	~~W~~	132,552,321	130,853,812
Loans in foreign currency		9,583,926	12,156,628
Loans in gold banking		4,894	6,246
Call loans		859,602	733,928
Domestic import usance bills		2,956,722	2,732,864
Bills bought in Won		915,548	1,776,588
Bills bought in foreign currency		3,402,056	3,113,141
Bonds purchased under repurchase agreements		421,100	2,292,223
Factoring receivables		147,371	218,985
Advances for customers		22,243	82,777
Privately placed bonds		2,706,954	3,330,844
CMA assets		676,349	731,801
Financing leases		1,495,419	1,497,564
Credit card accounts		13,640,262	12,506,623
Other		1,343,730	1,814,802

		170,728,497	173,848,826
Less:
allowance for loan losses		(3,597,397)	(3,316,564)
present value discount		(9,219)	(10,261)
deferred loan origination fees		(158,052)	(176,759)

	~~W~~	166,963,829	170,345,242

(b)	Loan maturities as of December 31, 2009 and 2008 were as follows:

			Loans in foreign
At December 31, 2009	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	29,075,137	1,525,723	17,122,138	47,722,998
Due after 3 months through 6 months		20,930,546	1,726,438	3,525,231	26,182,215
Due after 6 months through 1 year		32,702,789	2,453,581	2,850,043	38,006,413
Due after 1 year through 3 years		18,574,542	1,676,865	3,812,568	24,063,975
Thereafter		31,269,307	2,201,319	1,282,270	34,752,896

.	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497

			Loans in foreign
At December 31, 2008	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	29,476,431	2,203,966	19,582,645	51,263,042
Due after 3 months through 6 months		20,533,015	2,061,138	2,952,178	25,546,331
Due after 6 months through 1 year		29,862,667	2,480,761	2,974,997	35,318,425
Due after 1 year through 3 years		18,473,094	2,185,133	4,072,582	24,730,809
Thereafter		32,508,605	3,225,630	1,255,984	36,990,219

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued
(c)	Cash and Due from Banks from Financial Institutions as of December 31, 2009 and 2008 were as follows:

	Loans in
			Banking
At December 31, 2009	Bank of Korea		Institutions	other	Total
Loans in Won	~~W~~	—	213,019	588,420	801,439
Loans in foreign currencies		—	308,300	135,792	444,092
Billis bought in Won		—	—	154,316	154,316
Call loans		—	473,986	385,616	859,602
Bonds purchased under repurchase agreements		300,000	—	90,800	390,800
Private placement bonds		—	—	482,629	482,629
Other		—	—	1,072,800	1,072,800

	~~W~~	300,000	995,305	2,910,373	4,205,678

	Loans in
			Banking
At December 31, 2008	Bank of Korea		Institutions	other	Total
Loans in Won	~~W~~	—	178,450	1,781,462	1,959,912
Loans in foreign currencies		—	29,330	958,483	987,813
Billis bought in Won		—	—	394,904	394,904
Bills bought in foreign currency		—	—	44	44
Call loans		—	216,794	517,134	733,928
Bonds purchased under repurchase agreements		2,190,000	—	100,000	2,290,000
Domestic import usance bill		—	12,824	46,016	58,840
Private placement bonds		—	—	686,139	686,139
Other		—	—	4,566	4,566

	~~W~~	2,190,000	437,398	4,488,748	7,116,146

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued
(d)	Loans classified by country as of December 31, 2009 and 2008 were as follows:

			Loans in
	Loans in		foreign
At December 31, 2009	Won		currencies	Other	Total	Ratio(%)
Korea	~~W~~	132,528,882	4,328,186	27,998,116	164,855,184	96.56
U.S.A		19,839	1,285,650	54,080	1,359,569	0.80
U.K.		—	22,623	116,760	139,383	0.08
Japan		—	620,094	69,455	689,549	0.40
Germany		—	17,418	3,889	21,307	0.01
Vietnam		—	52,612	82,902	135,514	0.08
China		—	870,505	76,409	946,914	0.55
Other		3,600	2,386,838	190,639	2,581,077	1.51

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

			Loans in
	Loans in		foreign
At December 31, 2008	Won		currencies	Other	Total	Ratio(%)
Korea	~~W~~	130,853,812	5,684,415	30,342,335	166,880,562	95.99
U.S.A		—	1,612,281	18,875	1,631,156	0.94
U.K.		—	43,099	—	43,099	0.02
Japan		—	1,409,232	483	1,409,715	0.81
Vietnam		—	210,120	27,433	237,553	0.14
China		—	963,178	92,942	1,056,120	0.61
Other		—	2,234,303	356,318	2,590,621	1.49

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued
(e)	Loans classified by industry as of December 31, 2009 and 2008 were as follows:

			Loans in
	Loans in		foreign
At December 31, 2009	Won		currencies	Other	Total	Ratio(%)
Manufacturing	~~W~~	19,576,255	3,313,740	7,074,414	29,964,409	17.55
Retail and wholesale		11,293,599	711,116	1,330,166	13,334,881	7.81
Real estate and rental services		16,858,445	1,248,396	192,416	18,299,257	10.72
Construction		5,857,791	40,854	774,970	6,673,615	3.91
Lodging and restaurant		3,627,311	239,009	108,925	3,975,245	2.33
Financial services and insurance		4,241,347	444,094	1,434,339	6,119,780	3.58
Other corporate loans		9,210,576	3,446,620	2,154,169	14,811,365	8.68
Household loans		61,886,997	140,097	15,522,851	77,549,945	45.42

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

			Loans in
	Loans in		foreign
At December 31, 2008	Won		currencies	Other	Total	Ratio(%)
Manufacturing	~~W~~	20,263,494	4,046,240	6,290,564	30,600,298	17.60
Retail and wholesale		11,131,121	863,350	1,584,985	13,579,456	7.81
Real estate and rental services		17,987,915	1,811,987	1,225,051	21,024,953	12.09
Construction		6,118,468	61,386	1,153,620	7,333,474	4.22
Lodging and restaurant		3,363,700	179,203	148,460	3,691,363	2.12
Financial services and insurance		4,637,973	914,613	4,654,331	10,206,917	5.87
Other corporate loans		7,851,205	4,103,573	1,143,766	13,098,544	7.53
Household loans		59,499,936	176,276	14,637,609	74,313,821	42.76

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued
(f)	Loans classified by consumer as of December 31, 2009 and 2008 were as follows:

			Loans in foreign
At December 31, 2009	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	68,448,287	9,443,365	12,935,675	90,827,327	53.20
Household		61,886,997	140,097	15,522,851	77,549,945	45.42
Public and other		2,217,037	464	133,724	2,351,225	1.38

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

			Loans in foreign
At December 31, 2008	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	69,143,581	12,141,451	16,057,763	97,342,795	55.99
Household		59,499,936	15,177	14,637,609	74,152,722	42.65
Public and other		2,210,295	—	143,014	2,353,309	1.36

	~~W~~	130,853,812	12,156,628	30,838,386	173,848,826	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued
(g)	Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Financial Group	~~W~~	38	337	375
Shinhan Bank		2,659,345	(27,066)	2,632,279
Shinhan Bank (Trust account)		7,830	(490)	7,340
SH Asset Management		32	(32)	—
Shinhan Asia		1,019	(73)	946
Shinhan Bank America		9,004	23,340	32,344
Shinhan Europe		1,220	240	1,460
Shinhan Canada		—	593	593
Shinhan Khmer		—	309	309
Shinhan China		12,863	(347)	12,516
SBJ Bank		—	25,520	25,520
Shinhan Vietnam			17,278	17,278
Shinhan Card		773,961	19,509	793,470
Shinhan Investment		62,217	120,070	182,287
Shinhan Life Insurance		30,204	7,739	37,943
Shinhan Capital		52,394	19,929	72,323
Jeju Bank		26,464	6,624	33,088
Shinhan PE		—	470	470
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,636,725	213,928	3,850,653

(*)	Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(6) Loans, Continued

	2008
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Financial Group	~~W~~	—	38	38
Shinhan Bank		1,988,844	670,501	2,659,345
Shinhan Bank (Trust account)		9,075	(1,245)	7,830
SH Asset Management		23	9	32
Shinhan Asia		667	352	1,019
Shinhan Bank America		5,190	3,814	9,004
Shinhan Europe		1,588	(368)	1,220
Shinhan China		—	12,863	12,863
Shinhan Card		947,736	(173,775)	773,961
Shinhan Investment		36,237	25,980	62,217
Shinhan Life Insurance		21,380	8,824	30,204
Shinhan Capital		41,433	10,961	52,394
Jeju Bank		31,849	(5,385)	26,464
Shinhan BNP Paribas AMC		101	(41)	60
Cardif Life Insurance		84	(25)	59
Shinhan Macquarie		51	(36)	15

	~~W~~	3,084,258	552,467	3,636,725

(*)	Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009
(In millions of Won)
(Audited)
(6) Loans, Continued
(h)	As of December 31, 2009 and 2008, details of loan balances including accounts receivable and other suspense receivable and the related allowance for credit losses by asset credit risk classification were as follows:

		2009
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	88,757,084	1,011,742	1.14
	Precautionary		2,571,409	325,193	12.65
	Substandard		1,053,105	308,357	29.28
	Doubtful		290,097	213,297	73.53
	Estimated loss		199,553	199,553	100.00

			92,871,248	2,058,142	2.22

Household loans	Normal		63,635,535	621,953	0.98
	Precautionary		185,887	17,980	9.67
	Substandard		131,916	26,669	20.22
	Doubtful		117,076	65,305	55.78
	Estimated loss		56,551	56,551	100.00

			64,126,965	788,458	1.23

Credit card loans	Normal		12,995,329	295,348	2.27
	Precautionary		235,559	68,549	29.10
	Substandard		9	2	22.22
	Doubtful		56,168	33,701	60.00
	Estimated loss		353,197	353,197	100.00

			13,640,262	750,797	5.50
Other			2,986,103	253,256	8.48

		~~W~~	173,624,578	3,850,653	2.22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009
(In millions of Won)
(Audited)
(6) Loans, Continued

		2008
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	97,277,495	945,162	0.97
	Precautionary		1,498,800	199,064	13.28
	Substandard		597,514	161,021	26.95
	Doubtful		203,591	144,367	70.91
	Estimated loss		380,973	380,973	100.00

			99,958,373	1,830,587	1.83

Household loans	Normal		61,093,722	607,384	0.99
	Precautionary		227,953	21,491	9.43
	Substandard		128,591	25,841	20.10
	Doubtful		108,812	61,584	56.60
	Estimated loss		60,059	60,059	100.00

			61,619,137	776,359	1.26

Credit card loans	Normal		11,818,071	328,022	2.78
	Precautionary		377,818	116,963	30.96
	Substandard		20	4	20.00
	Doubtful		74,418	44,651	60.00
	Estimated loss		236,296	236,296	100.00

			12,506,623	725,936	5.80
Other			1,410,361	303,843	21.54

		~~W~~	175,494,494	3,636,725	2.07

(i) Deferred loan origination fees
Changes in deferred loan origination fees for the years ended December 31, 2009 and 2008 were as follows :

	2009		2008
Beginning Balance	~~W~~	176,759	154,398
Increase		149,531	218,524
Dcrease		(168,238)	(196,163)

Ending Balance	~~W~~	158,052	176,759

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009
(In millions of Won)
(Audited)
(6) Loans, Continued
(j)	Restructured loans due to commencement of bankruptcy proceedings, debt restructuring proceedings by creditors or workout programs for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Corporate loans		Household loans	Total
Convertible to equity securities:
Balance before restructuring	~~W~~	114,269	—	114,269
Balance after restructuring		40,072	—	40,072

Loss resulting from restructuring		74,197	—	74,197

Modification of terms:
Balance before restructuring		530,797	29,977	560,774
Balance after restructuring		487,658	21,117	508,775

Loss resulting from restructuring	~~W~~	43,139	8,860	51,999

	2008
	Corporate loans		Household loans	Total
Modification of terms:
Balance before restructuring	~~W~~	44,842	16,457	61,299
Balance after restructuring		35,092	12,249	47,341

Loss resulting from restructuring	~~W~~	9,750	4,208	13,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009
(In millions of Won)
(Audited)
(6) Loans, Continued
(k)	Cash Management Assets

Cash management assets as of December 31, 2008 and 2007 consisted of the following:

	2009		2008
Bill discounted	~~W~~	676,349	667,000
Securities(*)		512,704	64,801

	~~W~~	1,189,053	731,801

(*)	recorded as trading securities.
(l)	Details of loans transferred for the years ended December 31, 2009 and 2008 were as follows:

Loans sold to	2009		2008
Korea Asset Management Corporation		405,915	230,653
Shinhan Mortgage 2nd ABS Specialty Co., Ltd.	~~W~~	605,589	786,467
Pine Tree Partners Co. Ltd		114,484	—
Korea Development Financing Corp.		100,391	—
Shinhan Chang-i ABS Specialty Co., Ltd.		—	484,036
Shinhan 8th ABS Specialty Co., Ltd.		—	30,996
Credit Recovery Fund		—	486
Others		108,159	—

	~~W~~	1,334,538	1,532,638

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009
(In millions of Won)
(Audited)
(7) Lease Assets
(a)	As of December 31, 2009 and 2008, details of operating lease assets were as follows:

	2009		2008
Operating lease assets	~~W~~	254,548	273,101
Accumulated depreciation		(168,730)	(187,888)
Allowance for loss on disposition of operating lease assets		(464)	(464)

	~~W~~	85,354	84,749

(b)	Future lease receivables as of December 31, 2009 are as follows:

	Operating		Financing
	lease		lease	Total
2010.1.1 ~ 2010.12.31	~~W~~	37,329	631,601	668,930
2011.1.1 ~ 2011.12.31		28,556	510,906	539,462
2012.1.1 ~ 2012.12.31		13,499	345,645	359,144
2013.1.1 ~ 2013.12.31		68	93,185	93,253
Thereafter		—	89,556	89,556

		79,452	1,670,893	1,750,345
Unrealized interest income on financing leases		—	(175,474)	(175,474)

	~~W~~	79,452	1,495,419	1,574,871

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009
(In millions of Won)
(Audited)
(8) Property and Equipment
(a)	Property and equipment as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Property and equipment:
Land	~~W~~	1,137,463	1,130,214
Buildings		1,232,771	1,178,816
Leasehold improvements		272,656	222,797
Vehicles and equipment		1,590,404	1,645,523
Construction in process		29,018	59,109

		4,262,312	4,236,459
Less: accumulated depreciation		(1,933,132)	(1,820,015)
accumulated impairment loss		(5,306)	(5,306)

	~~W~~	2,323,874	2,411,138

(b)	The officially declared value of land used in domestic branches at December 31, 2009 and 2008, as announced by the Minister of Construction and Transportation, was as follows:

	Book value			Declared value(*)
	2009		2008	2009	2008
Land (domestic only)	~~W~~	1,135,753	1,127,888	1,424,522	1,480,681

(*)	The officially declared value, which is used for government purposes, does not represent the fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(9) Goodwill (Negative Goodwill)
Changes in goodwill and negative goodwill for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Beginning		Increase	Amortization
	balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Capital		8,373	3	(709)	7,667
Shinhan Investment		59,517	—	(17,005)	42,512
Shinhan Life Insurance		289,136	—	(41,802)	247,334
Shinhan Bank America		20,893	—	(20,893)	—
Shinhan Aitas		29,012	—	(11,278)	17,734
Symphony Energy		8,205	—	(994)	7,211

		4,530,394	3,303	(457,444)	4,076,253
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,528,166	3,303	(456,759)	4,074,710

	2008
	Beginning		Increase	Amortization
	balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Shinhan Capital		—	9,240	(867)	8,373
Shinhan Investment		76,521	—	(17,004)	59,517
Shinhan Life Insurance		330,939	—	(41,803)	289,136
Shinhan Bank America		15,588	5,305	—	20,893
Shinhan Aitas		—	30,819	(1,807)	29,012
Symphony Energy		9,200	—	(995)	8,205

		4,989,163	36,124	(494,893)	4,530,394
Jeju Bank		(2,914)	—	686	(2,228)

	~~W~~	4,986,249	36,124	(494,207)	4,528,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(10) Other Assets
Other assets as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Security deposits paid	~~W~~	1,280,009	1,356,869
Accounts Receivable		2,801,888	5,979,759
Accrued Income		1,257,042	1,320,568
Advance Payments		193,181	211,557
Prepaid Expense		157,982	170,104
Prepaid Income taxes		2,903	4,641
Derivative assets (note 31)		4,679,081	12,338,757
Deferred Income Tax Assets		447,603	781,168
Other intangible assets		188,116	103,486
Operating lease assets, net		85,354	84,749
Sundry Assets		3,668,365	4,134,647

		14,761,524	26,486,305
Less: allowance for losses		(252,792)	(319,697)

	~~W~~	14,508,732	26,166,608

(11) Deposits
(a)	Deposits as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Demand deposits:
Deposits in Won	~~W~~	42,657,106	36,327,575
Deposits in foreign currency		2,755,245	2,783,722

		45,412,351	39,111,297

Time deposits:
Deposits in Won		78,339,080	60,204,407
Deposits in foreign currency		8,348,518	5,802,042

		86,687,598	66,006,449

Negotiable certificates of deposits		7,761,281	13,850,686
Other		7,876,228	7,795,247

	~~W~~	147,737,458	126,763,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(11) Deposits, Continued
(b)	The maturities of deposits as of December 31, 2009 and 2008 were as follows:

				Negotiable
	Demand		Time	certificate of
At December 31, 2009	deposits		deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	10,508,376	15,212,876	2,703,625	6,979,428	35,404,305
Due after 3 months through 6 months		318	10,943,827	1,586,818	7,780	12,538,743
Due after 6 months through 1 year		—	50,161,226	2,519,312	13,168	52,693,706
Due after 1 year through 3 years		1,943,730	5,875,774	931,083	22,306	8,772,893
Thereafter		32,959,927	4,493,895	20,443	853,546	38,327,811

	~~W~~	45,412,351	86,687,598	7,761,281	7,876,228	147,737,458

				Negotiable
	Demand		Time	certificate of
At December 31, 2009	deposits		deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	7,731,844	13,416,520	2,985,627	7,328,963	31,462,954
Due after 3 months through 6 months		364	6,373,974	3,403,020	5,833	9,783,191
Due after 6 months through 1 year		—	36,806,071	5,008,537	13,161	41,827,769
Due after 1 year through 3 years		1,798,830	5,508,444	2,423,563	21,693	9,752,530
Thereafter		29,580,259	3,901,440	29,939	425,597	33,937,235

	~~W~~	39,111,297	66,006,449	13,850,686	7,795,247	126,763,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(11) Deposits, Continued
     (c) Deposits from financial institutions as of December 31, 2009 and 2008 were as follows :

	Banking
At December 31, 2009	institutions		Other	Total
Demand deposits	~~W~~	402,836	5,589,597	5,992,433
Time deposits		1,934,720	19,701,456	21,636,176
Negotiable certificate of deposits		2,298	1,286,368	1,288,666
Deposits on bills issued		1,703,072	3,112,959	4,816,031
Deposits on CMA		4,349	1,165,901	1,170,250

	~~W~~	4,047,275	30,856,281	34,903,556

	Banking
At December 31, 2008	institutions		Other	Total
Demand deposits	~~W~~	821,604	5,279,373	6,100,977
Time deposits		1,987,873	9,824,891	11,812,764
Negotiable certificate of deposits		200	2,504,574	2,504,774
Deposits on bills issued		3,022,406	2,028,882	5,051,288
Deposits on CMA		1,434	546,694	548,128

	~~W~~	5,833,517	20,184,414	26,017,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(12) Borrowings
     (a)   Borrowings as of December 31, 2009 and 2008 consisted of the following:

	2009		2008

Call money	~~W~~	2,347,547	4,877,940
Bills sold		68,659	637,109
Bonds sold with repurchase agreements		3,003,358	5,166,667
Borrowings in Won		6,837,134	7,588,157
Borrowings in foreign currencies		5,643,590	9,242,563
Due to the Bank of Korea in foreign currencies		197,584	218,092

	~~W~~	18,097,872	27,730,528

     (b)   The maturities of borrowings by remaining periods as of December 31, 2009 and 2008 were as follows:

			Borrowings
	Borrowings		in foreign
At December 31, 2009	in Won		currencies	Other	Total
Due in 3 months	~~W~~	1,968,434	2,115,909	5,133,704	9,218,047
Due after 3 months through 6 months		1,049,794	1,670,743	287,571	3,008,108
Due after 6 months through 1 year		1,082,659	724,395	195,813	2,002,867
Due after 1 year through 3 years		1,317,813	844,968	58	2,162,839
Due thereafter		1,418,434	287,575	2	1,706,011

	~~W~~	6,837,134	5,643,590	5,617,148	18,097,872

			Borrowings
	Borrowings		in foreign
At December 31, 2008	in Won		currencies	Other	Total
Due in 3 months	~~W~~	2,154,664	5,955,096	6,632,816	14,742,576
Due after 3 months through 6 months		680,176	1,495,344	730,800	2,906,320
Due after 6 months through 1 year		2,051,299	850,353	827,265	3,728,917
Due after 1 year through 3 years		1,555,097	679,093	2,708,927	4,943,117
Due thereafter		1,146,921	262,677	—	1,409,598

	~~W~~	7,588,157	9,242,563	10,899,808	27,730,528

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(12) Borrowings, Continued
     (c)   Borrowings from financial institutions as of December 31, 2009 and 2008 were as follows :

			Banking
At December 31, 2009	Bank of Korea		Institutions	Other	Total
Borrowings in Won	~~W~~	1,236,146	36,306	2,157,529	3,429,981
Borrowings in foreign currencies		—	5,506,334	137,256	5,643,590
Call Money		—	1,332,247	1,015,300	2,347,547
Other		395,684	31,097	562,341	989,122

	~~W~~	1,631,830	6,905,984	3,872,426	12,410,240

			Banking
At December 31, 2008	Bank of Korea		Institutions	Other	Total
Borrowings in Won	~~W~~	1,041,198	300,697	6,130,066	7,471,961
Borrowings in foreign currencies		—	9,130,791	89,738	9,220,529
Call Money		—	2,156,840	2,721,100	4,877,940
Other		416,192	552,745	4,415,822	5,384,759

	~~W~~	1,457,390	12,141,073	13,356,726	26,955,189

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(13) Debentures
     (a)   Debentures as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Debentures in Won	~~W~~	35,166,709	43,725,038
Debentures in foreign currencies		4,738,048	5,456,275

	~~W~~	39,904,757	49,181,313

     (b)   Details of debentures in Won as of December 31, 2009 and 2008 were as follows:

	2009			2008
			Interest		Interest
	Face value		rate(%)	Face value	rate(%)
Discounted debentures	~~W~~	420,000	2.75~5.39	660,000	5.17~7.25
Compound interest debentures		410,000	5.68~7.65	510,000	5.55~7.83
Coupon debentures		28,461,353	2.76~9.00	35,422,703	4.10~10.75
Subordinated debentures		3,661,792	4.56~8.00	4,439,621	4.56~14.45
Hybrid securities		1,702,572	5.70~7.30	922,469	5.70~7.80
Convertible bond		—	—	299,670	3.00
Bond with warrants		—	—	282,665	3.00
Other		540,000	5.19~7.18	735,000	4.97~8.70

		35,195,717		43,272,128
Gain on fair value hedge		11,275		325,504

		35,206,992		43,597,632
Less: bond discounts		(40,283)		(41,302)
conversion rights adjustments		—		(1,282)
stock warrants adjustments		—		(2,026)
Add: premium on redemption of convertible bond		—		99,001
premium on redemption of bond with warrants		—		73,015

	~~W~~	35,166,709		43,725,038

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(13) Debentures, Continued
     (c)   Details of debentures in foreign currencies as of December 31, 2009 and 2008 are as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2009				2008
		Equivalent				Equivalent		Interest
	U.S. dollars	Won		Interest rate (%)	U.S. dollars	Won		rate (%)
GMTN	$1,203,099	~~W~~	1,404,738	2.75~8.13	$620,037	~~W~~	779,696	2.75~6.88
Hybrid securities	650,000		758,940	5.66~6.82	650,000		817,375	5.66~6.82
Non-guaranteed debentures	1,316,000		1,719,931	3.92~5.80	1,817,963		2,286,088	3.92~5.80
Subordinated debentures	650,000		758,940	5.13~5.75	1,100,000		1,383,250	4.50~5.75

	$3,819,099	~~W~~	4,642,549		$4,188,000	~~W~~	5,266,409

Gain (loss) on fair value hedge			106,988				192,941

			4,749,537				5,459,350
Less: discount			(13,650)				(13,382)
Add: present value premium			2,161				10,307

		~~W~~	4,738,048			~~W~~	5,456,275

     (d)   The maturities of debentures by remaining period as of December 31, 2009 and 2008 were as follows:

			Debentures in
At December 31, 2009	Debentures in Won		foreign currencies	Total
Due in 3 months	~~W~~	3,511,647	58,380	3,570,027
Due after 3 months through 6 months		2,955,629	315,252	3,270,881
Due after 6 months through 1 year		3,768,700	971,604	4,740,304
Due after 1 year through 3 years		13,643,504	1,615,969	15,259,473
Due thereafter		11,327,512	1,788,332	13,115,844

	~~W~~	35,206,992	4,749,537	39,956,529

			Debentures in
At December 31, 2008	Debentures in Won		foreign currencies	Total
Due in 3 months	~~W~~	5,485,331	43,778	5,529,109
Due after 3 months through 6 months		4,027,889	168,715	4,196,604
Due after 6 months through 1 year		5,156,056	326,735	5,482,791
Due after 1 year through 3 years		15,214,504	1,935,531	17,150,035
Due thereafter		13,713,852	2,984,591	16,698,443

	~~W~~	43,597,632	5,459,350	49,056,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(13) Debentures, Continued
     (e)   Debentures from financial institutions as of December 31, 2009 and 2008 were as follows

			Banking
At December 31, 2009	Bank of Korea		Institutions	Other	Total
Debenture in Won	~~W~~	150	—	8,924,936	8,925,086
Debenture in foreign currency		—	—	1,520,041	1,520,041

	~~W~~	150	—	10,444,977	10,445,127

			Banking
At December 31, 2008	Bank of Korea		Institutions	Other	Total
Debenture in Won	~~W~~	600	21,296	29,161,477	29,183,373
Debenture in foreign currency		—	—	4,792,874	4,792,874

	~~W~~	600	21,296	33,954,351	33,976,247

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(14) Retirement and Severance Benefits
     Changes in retirement and severance benefits for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Estimated liability at beginning of year	~~W~~	528,923	478,506
Net transfer from acquisition and disposal of subsidiaries		(2,259)	2,651
Adjustment due to foreign exchange rate		(2)	235
Payments		(229,396)	(97,752)
Retirement benefit payable		(3,764)	—
Transfer to retirement pension		(4,096)	(1,563)
Provision (*)		112,843	146,846

Estimated liability at end of period		402,249	528,923
Less: deposit for severance benefit insurance		(123,686)	(122,242)
pension assets for severance benefit		(100,833)	(24,130)
contribution to National Pension Fund		(964)	(1,094)

Ending balance	~~W~~	176,766	381,457

(*)	Includes retirement benefit payment of ~~W~~4,841 million recorded as insurance expense etc. by Shinhan Life Insurance and Symphony Energy. In addition, the payment on severance benefits for employees and directors under the defined contribution pension plan amounted to ~~W~~12,931 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(15) Other Liabilities
     Other liabilities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Allowance for losses on guarantees and acceptances (note 16)	~~W~~	105,792	113,768
Other allowances (note 17)		1,160,000	1,093,357
Borrowings from trust accounts		1,014,310	3,112,977
Foreign exchange remittances pending		246,906	148,681
Securities sold		27,966	9,417
Accounts payable		3,215,232	6,877,643
Accrued expenses		3,223,154	3,718,311
Income tax payable		456,092	632,352
Dividend payable		4,120	3,808
Advance receipts		85,665	76,544
Unearned revenues		135,329	201,012
Taxes withheld		216,913	300,175
Security deposits received		588,298	458,734
Derivatives liabilities (note 31)		4,260,046	11,703,045
Deferred tax liabilities		458	3,516
Domestic exchange remittances pending		2,376,853	3,499,893
Policy reserves (note 18)		7,459,293	6,548,000
Other		3,401,781	3,504,922

	~~W~~	27,978,208	42,006,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(16) Guarantees and Acceptances
     (a)   The guarantees and acceptances as of December 31, 2009 and 2008 were as follows:

	2009		2008
Guarantees and acceptances outstanding
Guarantees and acceptances in Won:
Performance guarantees	~~W~~	1,216,181	1,070,838
Credit-linked derivatives		—	28,755
Guarantees on loan collateral		120,781	106,727
Financial guarantees		129,111	5,446
Guarantees on debentures		110,084	116,886
Guarantees on electronic payments		325,527	380,895
Guarantees on letter of credit		7,744	5,274

		1,909,428	1,714,821

Guarantees and acceptances in foreign currencies:
Performance guarantees		5,109,649	5,364,069
Financial guarantees		521,593	608,565
Acceptances on letter of credit		702,342	472,859
Acceptances for letters of guarantee for importers		117,226	71,046

		6,450,810	6,516,539

Contingent guarantees and acceptances
Letters of credit		3,337,948	3,008,868
Performance guarantees		3,281,031	4,978,090
Financial guarantees		246,166	—
other		583	—

		6,865,728	7,986,958

	~~W~~	15,225,966	16,218,318

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(16) Guarantees and Acceptances, Continued
     (b)   Guarantees and acceptances classified by country as of December 31, 2009 and 2008 were as follows:

	2009
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	1,909,428	100.00	6,119,617	94.87	6,827,926	99.45
U.S.A.		—	—	35,845	0.56	13,311	0.19
U.K.		—	—	270	0.00	440	0.01
China		—	—	62,643	0.97	6,185	0.09
Vietnam		—	—	—	—	191	0.00
Other		—	—	232,435	3.60	17,675	0.26

	~~W~~	1,909,428	100.00	6,450,810	100.00	6,865,728	100.00

	2008
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	1,714,821	100.00	6,239,299	95.74	7,937,075	99.38
U.S.A.		—	—	55,344	0.85	21,639	0.27
Japan		—	—	21,610	0.33	1,314	0.02
U.K.		—	—	9,225	0.14	—	—
China		—	—	16,317	0.25	11,426	0.14
Vietnam		—	—	13,440	0.21	5,305	0.07
Other		—	—	161,304	2.48	10,199	0.12

	~~W~~	1,714,821	100.00	6,516,539	100.00	7,986,958	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(16) Guarantees and Acceptances, Continued
     (c)   Guarantees and acceptances classified by industry as of December 31, 2009 and 2008 were as follows:

	2009
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Manufacturing	~~W~~	767,125	40.17	5,322,202	82.51	5,587,559	81.38
Retail and wholesale		396,741	20.78	260,672	4.04	707,021	10.30
Construction		156,143	8.18	311,766	4.83	156,107	2.27
Other corporate		589,419	30.87	556,170	8.62	415,041	6.05

	~~W~~	1,909,428	100.00	6,450,810	100.00	6,865,728	100.00

	2008
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Manufacturing	~~W~~	514,508	30.00	5,371,689	82.43	7,097,001	88.85
Retail and wholesale		480,559	28.02	247,715	3.80	509,322	6.38
Construction		129,576	7.56	366,162	5.62	98,147	1.23
Other corporate		590,178	34.42	530,973	8.15	282,488	3.54

	~~W~~	1,714,821	100.00	6,516,539	100.00	7,986,958	100.00

     (d)   Guarantees and acceptances classified by consumer as of December 31, 2009 and 2008 were as follows:

2009
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	1,909,428	100.00	6,450,810	100.00	6,865,728	100.00

2008
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	1,714,821	100.00	6,516,539	100.00	7,986,958	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(16) Guarantees and Acceptances, Continued
     (e)   The allowance for losses on guarantees and acceptances as of December 31, 2009 and 2008 were as follows:

	2009
						Estimated
	Normal		Precautionary	Substandard	Doubtful	loss	Total

Guarantees and acceptances outstanding:

Balance	~~W~~	8,246,664	86,387	18,893	7	8,287	8,360,238
Allowances		57,506	8,571	2,964	2	7,004	76,047

Ratio (%)		0.70	9.92	15.69	28.57	84.52	0.91

Contingent guarantees and acceptances:

Balance	~~W~~	6,646,119	137,338	66,446	4,196	11,629	6,865,728
Allowances		14,371	4,946	7,076	576	2,325	29,294

Ratio (%)		0.22	3.60	10.65	13.73	20.00	0.43

Total
Balance	~~W~~	14,892,783	223,725	85,339	4,203	19,916	15,225,966
Allowances		71,878	13,517	10,040	578	9,329	105,342

Ratio (%)		0.48	6.04	11.76	13.75	46.84	0.69

(*)	~~W~~450 million of allowance for endorsed bills excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(16) Guarantees and Acceptances, Continued

	2008
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total

Guarantees and acceptances outstanding:

Balance	~~W~~	8,027,860	153,763	42,684	688	6,365	8,231,360
Allowances		43,789	16,795	8,598	440	6,365	75,987

Ratio (%)		0.55	10.92	20.14	63.95	100.00	0.92

Contingent guarantees and acceptances:

Balance	~~W~~	7,798,291	69,968	111,424	1,042	6,233	7,986,958
Allowances		17,830	2,941	10,496	150	6,233	37,650

Ratio (%)		0.23	4.20	9.42	14.40	100.00	0.47

Total

Balance	~~W~~	15,826,151	223,731	154,108	1,730	12,598	16,218,318
Allowances		61,619	19,736	19,094	590	12,598	113,637

Ratio (%)		0.39	8.82	12.39	34.10	100.00	0.70

     (*) ~~W~~131 million of allowance for endorsed bills excluded.
(f)	As of December 31, 2009, 2008 and 2007, allowance ratios to guarantees and acceptances were as follows:

	2009		2008	2007
Guarantees and acceptances	~~W~~	15,225,966	16,218,318	13,714,426
Allowances for loss on guarantees and acceptances		105,342	113,637	59,566

Ratio (%)		0.69%	0.70%	0.43%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(17) Other Allowances
Other allowances as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Allowance for unused credit commitments	~~W~~	757,247	736,874
Allowance for bonus card points program		274,142	246,791
Allowance for expected loss related to litigation		109,223	57,034
Allowance related to escheated funds		—	8,009
Other		19,388	44,649

	~~W~~	1,160,000	1,093,357

(18) Policy Reserves
     As of December 31, 2009 and 2008, details of policy reserves provided by insurance type were as follows:

	2009				2008
	Individual		Group	Total	Individual	Group	Total
Premium reserve	~~W~~	6,962,248	58,161	7,020,409	6,125,446	62,213	6,187,659
Unearned premium reserve		882	2,329	3,211	1,334	1,775	3,109
Reserve for outstanding claims		374,154	36,981	411,135	302,075	35,711	337,786
Reserve for participating policyholders’ dividends		22,747	6	22,753	21,497	29	21,526
Dividend reserve for policyholders’ income participation		3,378	—	3,378	—	—	—
Reserve for reinsurance premium		(1,593)	—	(1,593)	(2,046)	(34)	(2,080)

	~~W~~	7,361,816	97,477	7,459,293	6,448,306	99,694	6,548,000

(19) Pledged Assets
Assets pledged as collateral as of December 31, 2009 and 2008 were as follows:

Accounts	2009		2008	Pledged for
Due from banks	~~W~~	72,806	114,205	Credit card loans and beneficiary certificates
Securities		9,997,747	13,168,760	Borrowings, derivatives trading
Land and buildings		199,489	163,061	Borrowings

	~~W~~	10,270,042	13,446,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(20) Insured Assets
Details of insured assets as of December 31, 2009 and 2008 were as follows:

Assets insured	2009		2008
Cash	~~W~~	7,417	17,750
Property and equipment used in operations		1,249,502	1,264,162
Fire Insurance		383,913	336,412

	~~W~~	1,640,832	1,618,324

In addition, the Consolidated Company maintains vehicle insurance, management indemnity insurance, workers’ compensation insurance and other insurance policies covering loss and liability arising from accidents.
(21) Assets and Liabilities Denominated in Foreign Currency
Assets and liabilities denominated in foreign currency as of December 31, 2009 and 2008 were as follows:

	Foreign currency		Won equivalent
	2009	2008	2009		2008
Assets:

Cash and due from banks	$2,706,297	2,254,127	~~W~~	3,159,868	2,834,564
Securities	1,996,854	1,979,473		2,331,524	2,489,187
Loans	14,536,289	15,336,858		16,972,551	19,286,098
Other assets	1,119,783	2,501,779		1,307,457	3,145,987

	$20,359,223	22,072,237	~~W~~	23,771,400	27,755,836

Liabilities:

Deposits	$9,633,435	6,894,662	~~W~~	11,247,999	8,670,037
Borrowings	5,679,468	9,514,704		6,631,338	11,964,740
Debentures	4,067,783	4,341,431		4,749,537	5,459,350
Other liabilities	1,115,028	2,231,394		1,301,907	2,805,979

	$20,495,714	22,982,191	~~W~~	23,930,781	28,900,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(22) Capital Stock
(a)   Details of preferred stocks issued as of December 31, 2009 were as follows:

	Number of	Predetermined
	shares	dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:

Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (*2)	28,990,000	7.00	January 25, 2012 - January 25, 2027

Convertible redeemable preferred stock:

Series 11 (*3)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	53,094,459

(*1)	Based on initial issuance price

(*2)	Shinhan Financial Group maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(*3)	Details with respect to the conversion right are as follows:
Conversion period : January 26, 2008 - January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of December 31, 2009. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2009	Series 4	9,316,792	~~W~~	172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		43,200,502	~~W~~	1,581,303

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(22) Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2009 and 2008 were as follows:

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2008	470,360,964	~~W~~	1,980,998	481,475
Repayment of preferred stocks	(11,750,126)		—	—

Balance at December 31, 2008	458,610,838	~~W~~	1,980,998	481,475
Issuance of common stocks	78,000,000		390,000	—
Repayment of preferred stocks	(9,316,792)		—	—

Balance at December 31, 2009	527,294,046	~~W~~	2,370,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2009 and 2008 were as follows:

			Redemption
	Number of		price		Redemption
At December 31, 2009	shares	Redemption date	per share		amount
Series 4 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,546.425	~~W~~	172,793

			Redemption
	Number of		price		Redemption
At December 31, 2008	shares	Redemption date	per share		amount
Series 3 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,548.427	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 19, 2008		150,009.493		365,023

	11,750,126				~~W~~	537,835

(d)	Details of reserves for redemption of preferred stock as of December 31, 2009 were as follows:
(in millions of Won, except shares)

	Number of		Redemption price		Redemption
	shares	Redemption date	per share		amount
Series 5 redeemable preferred stock	9,316,793	August 19, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 19, 2010		150,009.492		10,001

	9,383,459				~~W~~	182,794

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(23) Capital Adjustments
     Capital adjustments as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Treasury stock	~~W~~	—	(28)
Other		(417,142)	(432,859)

	~~W~~	(417,142)	(432,887)

(24) Share-Based Payment
(a)	Details of cash-settled share-based payment granted as of December 31, 2009 were as follows:
(in Won, except shares)

	4th grant	5th grant
Grant date	March 30, 2005	March 21, 2006
Exercise price in Won	~~W~~28,006	~~W~~38,829
Number of shares granted	2,695,200	3,296,200
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2009	1,983,258	2,765,738
Exercised	215,850	119,449
Balance at December 31, 2009	1,767,408	2,646,289
Exercisable at December 31, 2009	1,767,408	2,646,289

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(24) Share-Based Payment, Continued
(b)	Details of share-based payments for which Shinhan Financial Group has the option of cash or equity settlement as of December 31, 2009 were as follows:

	6th grant	7th grant
Grant date	March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~54,560	~~W~~49,053
Number of shares granted	1,301,050	808,700
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date

Terms:

Service period	Two years from grant date	Two years from grant date

Market performance:

Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE

Employee	Achievement of annual target ROE for three consecutive years	—

Changes in number of shares granted:
Outstanding at January 1, 2009	1,157,898	702,860
Canceled or forfeited	47,471	28,622
Outstanding at December 31, 2009	1,110,427	674,238
Exercisable at December 31, 2009	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate	3.98%	4.37%
Expected exercise period	2.25 years	3.25 years
Expected stock price volatility	44.94%	39.92%
Expected dividend yield	0.81%	1.46%
Weighted average fair value	Management : ~~W~~7,585 Employee : ~~W~~8,638	Management : W9,852
The Consolidated Company has the option to settle cash or equity in respect to share-based payments. For the sixth and seventh grant, the Consolidated Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(24) Share-Based Payment, Continued
(c)	Changes in stock compensation costs for the year ended December 31, 2009 were as follows:

Stock		Employee of
options		Shinhan
granted	Stock compensation cost	Financial Group		Subsidiaries	Total
2nd	Recorded at beginning of the period	~~W~~	7,303	24,252	31,555
	Incurred during the period		(84)	(450)	(534)
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		8,159	20,969	29,128
	Incurred during the period		(144)	(1,038)	(1,182)
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		1,374	12,517	13,891
	Incurred during the period		4,879	23,008	27,887
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		2,791	14,874	17,665
	To be recorded in subsequent periods		—	—	—

6th	Recorded at beginning of the period		428	2,113	2,541
	Incurred during the period		964	5,176	6,140
	To be recorded in subsequent periods		—	—	—

7th	Recorded at beginning of the period		183	885	1,068
	Incurred during the period		1,027	3,999	5,026
	To be recorded in subsequent periods		104	409	513

Total	Recorded at beginning of the period	~~W~~	17,447	60,736	78,183
	Incurred during the period		9,433	45,569	55,002
	To be recorded in subsequent periods		104	409	513

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(25) Income Taxes
(a)	The Consolidated Company is subject to income taxes based on taxable income, which result in the nominal tax rate of 24.2%. The components of income tax expense for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Current income tax expense	~~W~~	647,730	984,579
Changes in deferred tax arising from temporary differences		330,234	(741,462)
Deferred tax expense adjusted to equity		(308,308)	552,932
Change in deferred tax arising from loss carryforwards		(489)	172,499
Income tax expense (benefit) allocated directly to discontinued operations income		(2,485)	2,683

	~~W~~	666,682	971,231

(b)	Deferred tax assets and liabilities are measured using the tax rate to be applied for the year in which temporary differences are expected to be realized, and the change in deferred tax assets(liabilities) due to the change in the income tax rate amounting to ~~W~~(46,400) million of which ~~W~~1,752 million was recognized directly to equity and ~~W~~(48,152) million was recognized in current income tax expense.

(c)	Reconciliation of income before income taxes for financial reporting purposes and income tax expense rates for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008
Income before income taxes	~~W~~	1,979,475	3,001,038
Expense for income taxes at normal tax rates		479,033	837,853
Adjustments:
Non taxable income		(3,655)	(129,521)
Non deductible expense		246,601	156,070
Tax credit		(2,568)	(15,977)
Changes in statutory tax rate		(48,152)	167,206
Changes in probability of temporary differences		(61,386)	(67,246)
Other		56,541	29,097
Income tax return		268	(6,251)

Income tax expense	~~W~~	666,682	971,231

Effective tax rate		33.68%	32.36%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(25) Income Taxes, Continued
(d)	The deferred tax assets and liabilities that were directly charged or credited to equity for the year ended December 31, 2009 are as follows

	Temporary		Deferred tax
	difference		asset(liability)
Unrealized gain on available-for-sale securities, net	~~W~~	1,386,005	(311,726)
Gain (loss) on valuation of derivatives		45,180	(10,092)
Valuation gain (loss) on equity method accounted investments		(18,784)	3,769
Foreign currency translation adjustments		6,825	2,918
Capital Surplus		—	6,823

	~~W~~	1,419,226	(308,308)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(25) Income Taxes, Continued
(e)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	280,802	24,550	280,802	24,550
Impairment loss on securities		1,412,622	471,238	482,504	1,401,356
Allowance for losses on guarantees and acceptances		129,560	91,110	114,879	105,791
Retirement and severance benefits		341,062	63,864	108,854	296,072
Restructured loans		2	5,405	—	5,407
Provision for loan losses		169,295	147,602	169,681	147,216
Other allowances		829,158	952,050	827,062	954,146
Other		2,282,827	902,294	1,644,604	1,516,315

		5,445,328	2,658,113	(3,628,386)	4,475,055

Taxable temporary differences:

Accrued income		294,117	59,167	294,200	59,084
Securities		399,577	1,839,113	378,212	1,860,478
Unrealized gain on equit method accounted investments		361,428	4,378,988	(2,444,682)	7,185,098
Group retirement and severance benefits		339,658	58,953	107,039	291,572
Other		892,121	(125,575)	401,573	364,973

		2,286,901	6,210,646	(1,263,658)	9,761,205

Net		3,158,427			(5,286,150)
Unrealizable temporary differences (*)		256,565			7,110,859

Realizable temporary differences		3,414,992			1,824,709
Tax effect of temporary difference		767,935			426,988
Tax effect of temporary differences in overseas subsidiaries		6,262			15,906
Tax effects of tax loss carryforwards		3,454			4,251

Net deferred tax assets	~~W~~	777,651			447,145

(*)	Unrealizable temporary differences consist of ~~W~~7,804,191 million for the Controlling Company, ~~W~~28,370million for Shinhan Bank, ~~W~~60 million for Shinhan Capital and ~~W~~(1,762) million for Shinhan PE.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(25) Income Taxes, Continued

	2008
					Ending
	Beginning balance		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	45,666	355,467	120,331	280,802
Impairment loss on securities		1,270,435	796,693	654,506	1,412,622
Allowance for losses on guarantees and acceptances		72,004	122,425	64,869	129,560
Retirement and severance benefits		304,908	103,784	67,630	341,062
Restructured loans		1,103	—	1,101	2
Provision for loan losses		135,052	176,855	142,612	169,295
Other allowances		823,517	865,374	859,733	829,158
Other		1,538,274	1,362,750	618,197	2,282,827

		4,190,959	3,783,348	2,528,979	5,445,328

Taxable temporary differences:

Accrued income		503,826	283,153	492,862	294,117
Securities		47,488	74,287	42,316	79,459
Unrealized gain on equit method accounted investments		153,326	211,374	3,272	361,428
Group retirement and severance benefits		298,075	104,489	62,906	339,658
Other		418,555	767,054	293,488	892,121

		3,735,369	1,734,004	3,182,472	2,286,901

Net		455,590			3,158,427
Unrealizable temporary differences (*)		(265,501)			256,565

Realizable temporary differences		190,089			3,414,992
Tax effect of cumulative temporary difference		52,274			767,935
Tax effect of cumulative temporary differences in overseas subsidiaries		1,498			6,262
Tax effects of tax loss carryforwards		156,150			3,454

Net deferred tax assets (liability)	~~W~~	209,922			777,651

(*)	Unrealizable temporary differences consist of ~~W~~7,627 million for the Controlling Company, ~~W~~(265,902) million for Shinhan Bank, ~~W~~1,676 million for Shinhan Investment, ~~W~~(310) million for Shinhan Capital and ~~W~~344 million for Shinhan PE.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(26) Earnings Per Share
     (a)   Basic earnings per share for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Income from continuing operations	~~W~~	1,291,541	2,020,882
Dividends on preferred stock		242,469	249,319

Ordinary income from continuing operations available for common stock		1,049,072	1,771,563
Weighted average number of shares outstanding(*)		461,500,172	417,673,260

Earnings per share from continuing operations in Won	~~W~~	2,273	4,242

Net income in majority interest	~~W~~	1,305,311	2,018,627
Dividends on preferred stock		242,469	249,319

Ordinary income available for common stock		1,062,842	1,769,308
Weighted average number of shares outstanding		461,500,172	417,673,260

Earnings per share in Won	~~W~~	2,303	4,236

Basic earnings per share and dilated earnings per share for the year ended December 31, 2008, which were ~~W~~4,466 and ~~W~~4,369 respectively, presented above have been recalculated reflecting the effect of discontinued operations and capital increase without consideration resulted from common stock issuance by way of rights issue to stockholders.

(*)	Weighted average number of common shares outstanding for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,260	365	152,450,739,900
Effect of treasury stock held	529	42	22,218
Common stock issued	54,497,285	283	15,422,731,655
Capital increase without consideration	2,028,513	283	574,069,179

Outstanding at December 31, 2009	474,199,587		168,447,562,952

			365

			461,500,172

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(26) Earnings Per Share, Continued

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	366	145,009,048,842
Effect of treasury stock held	(529)	366	(193,614)
Capital increase without consideration	21,474,202	366	7,859,557,932

Outstanding at September 30, 2008	417,673,260		152,868,413,160

			366

			417,673,260

     (b)   Diluted earnings per share for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Ordinary income from continuing operations available for common stock	~~W~~	1,049,072	1,771,563
Plus: dividends on redeemable convertible preferred stock		27,656	27,656

Diluted ordinary income and net earnings		1,076,728	1,799,219
Weighted average number of common shares outstanding and common equivalent shares		476,221,172	432,781,042

Diluted earnings per share from continuing operations in Won	~~W~~	2,261	4,157

Ordinary income available for common stock	~~W~~	1,062,842	1,769,308
Plus: dividends on redeemable convertible preferred stock		27,656	27,656

Diluted ordinary income and net earnings		1,090,498	1,796,964
Weighted average number of common shares outstanding and common equivalent shares(*)		476,221,172	432,781,042

Diluted earnings per share in Won	~~W~~	2,290	4,152

(*)	Weighted average number of common shares outstanding and common equivalent shares for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Weighted average number of shares outstanding (basic)	461,500,172	417,673,260
Effect of redeemable convertible preferred stock	14,721,000	14,721,000
Effect of stock option on issue	—	386,782

Weighted average number of shares outstanding (diluted)	476,221,172	432,781,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(26) Earnings Per Share, Continued
     (c)   Securities Applicable to Common Shares

	Exercise period	Exercisable shares
6th Stock options	March 21, 2010 - March 20, 2014	1,110,427
7th Stock options	March 20, 2011 - March 19, 2015	674,238
(27) Accumulated Other Comprehensive Income
     (a)   Consolidated accumulated other comprehensive income as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Unrealized gain on available-for-sale securities	~~W~~	1,250,834	176,555
Unrealized holding gain on equity method accounted investments		279	12,856
Unrealized holding loss on equity method accounted investments		(27,290)	(24,852)
Cumulative effects of foreign currency translation adjustments		(23,981)	130,130
Loss from effective portion of changes in fair value of cash flow hedges		(17,268)	(52,356)

	~~W~~	1,182,574	242,333

     (b)   Comprehensive income for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Net income	~~W~~	1,328,253	2,025,662
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities		1,073,421	(1,345,979)
Unrealized holding gain on equity method accounted investments		(12,577)	6,225
Unrealized holding loss from equity method accounted investments		(2,428)	9,206
Cumulative effects of foreign currency translation adjustments		(154,475)	155,459
Valuation gain (loss) from derivatives		35,088	(56,489)

Comprehensive income		2,267,282	794,084

Comprehensive income — majority interest		2,245,552	783,698
Comprehensive income — minority interest		21,730	10,386

	~~W~~	2,267,282	794,084

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(28) General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Salaries and wages	~~W~~	1,493,938	1,247,737
Provision for retirement and severance benefits		120,933	141,398
Retirement and severance benefits paid due to early retirement		157,482	85,965
Other employee benefits		372,408	465,478
Rental		179,019	177,872
Entertainment		24,070	24,528
Depreciation		234,635	291,038
Amortization		494,166	514,125
Tax and dues		142,725	182,119
Advertising		166,076	177,930
Other		583,385	603,577

	~~W~~	3,968,837	3,911,767

(29) Statements of Cash Flows
(a)	Cash and cash equivalents as of December 31, 2009 and 2008 in the consolidated statements of cash flows are equivalent to cash and due from banks on the consolidated statements of financial position.

(b)	Significant transactions not involving cash inflows or outflows for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Changes in other comprehensive income of subsidiaries	~~W~~	940,241	1,234,929
Changes in retained earnings of subsidiaries		4,301	20,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(30) Dividends
     (a)   Dividends for the years ended December 31, 2009 and 2008 were as follows:
(in millions of Won, except per share)

	2009
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		474,199,587	53,094,459	527,294,046
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (*)	~~W~~	400(8%)	4,486(89.72%)	811(16.22%)

Dividends	~~W~~	189,680	238,180	427,860

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 5	9,316,793	730.674	14.6135	6,808
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	53,094,459			238,180

(in millions of Won, except per share)

	2008
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		396,199,587	62,411,251	458,610,838
Shares excluded (*1)		529	—	529

Total number of shares outstanding		396,199,058	62,411,251	458,610,309
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (*2)	~~W~~	—	3,925(78.51%)	534(10.68%)

Dividends	~~W~~	—	244,987	244,987

(*1)	Dividends on shares held by subsidiaries as of December 31, 2008 were not paid.

(*2)	A weighted average amount was applied for dividends per share on preferred stock as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(30) Dividends, Continued
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends

Redeemable preferred stock:
Series 4	9,316,792	730.674	14.6135	6,807
Series 5	9,316,793	730.674	14	6,808
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,657

	62,411,251			244,987

(b)   Payout ratios for the years ended December 31, 2009 and 2008 were calculated as follows:
(in millions of Won, except payout ratio)

	2009				2008
	Common stocks		Preferred stocks	Total	Common stocks	Preferred stocks	Total
Dividends in Won	~~W~~	189,680	238,180	427,860	—	244,987	244,987
Net earnings in Won(*)	~~W~~	1,068,112	238,180	1,306,292	1,775,411	244,987	2,020,398

Payout ratios (%)		17.76		32.75	0.00		12.13

(*)	Based on net income of the Controlling Company’s non-consolidated financial statements.

(c)	Dividend yields on common shares for the years ended December 31, 2009 and 2008 were calculated as follows:
(in Won, except dividends yields)

	2009		2008
Dividends per share in Won	~~W~~	400	—
Market price as of year end(*)	~~W~~	44,563	—

Dividends yields ratio(%)		0.90	—

(*)	Stock price is the average of the quoted prices during the week ending two days prior to the record date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(31) Derivatives
(a)	Details of the notional amounts of unsettled derivative instruments as of December 31, 2009 and 2008 were as follows:

		2009
		Trading		Hedge	Total

Currency related:	Futures	~~W~~	176,332	—	176,332
	Forwards		59,733,542	26,738	59,760,280
	Options bought		3,378,290	—	3,378,290
	Options sold		713,053	—	713,053
	Swap		23,640,054	2,969,633	26,609,687

			87,641,271	2,996,371	90,637,642

Interest rate related:	Futures bought		5,431	—	5,431
	Futures sold		38,017	—	38,017
	Options bought		5,371,200	—	5,371,200
	Options sold		5,975,144	—	5,975,144
	Swap		131,848,852	10,906,464	142,755,316
	Interest Rate Futures		374,340	—	374,340

			143,612,984	10,906,464	154,519,448

Stock related:	Futures		71,811	—	71,811
	Stock index options
	bought		2,465,247	—	2,465,247
	Stock index options sold		1,358,531	—	1,358,531
	Swaps		1,737,543	—	1,737,543
	Exchange traded options		541,177	—	541,177

			6,174,309	—	6,174,309

Other:	Credit-linked derivatives		174,918	—	174,918
	Commodity options
	bought		56,647	—	56,647
	Commodity options sold		24,278	—	24,278
	Other		35,201	—	35,201

			291,044	—	291,044

		~~W~~	237,719,608	13,902,835	251,622,443

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(31) Derivatives, Continued

		2008
		Trading		Hedge	Total
Currency related:	Futures	~~W~~	50,544	—	50,544
	Forwards		62,812,242	36,472	62,848,714
	Options bought		14,516,713	—	14,516,713
	Options sold		8,339,285	—	8,339,285
	Swap		31,949,697	468,911	32,418,608

			117,668,481	505,383	118,173,864

Interest rate related:	Futures sold		22,522	—	22,522
	Futures bought		1,131,750	—	1,131,750
	Interest futures		542,615	—	542,615
	Options bought		7,869,411	—	7,869,411
	Options sold		5,231,200	—	5,231,200
	Swap		104,648,760	13,703,448	118,352,208

			119,446,258	13,703,448	133,149,706

Stock related:	Futures		371,862	—	371,862
	Stock index options bought		1,199,450	—	1,199,450
	Stock index options sold		893,551	—	893,551
	Exchange traded options		360,719	—	360,719
	Swaps		2,460,553	—	2,460,553

			5,286,135	—	5,286,135

Other:	Credit-linked derivatives		77,000	—	77,000
	Commodity options bought		263,809	—	263,809
	Commodity options sold		263,809	—	263,809
	Other		185,559	—	185,559

			790,177	—	790,177

		~~W~~	243,191,051	14,208,831	257,399,882

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(31) Derivatives, Continued
(b)	Details of Valuation on trading and hedging derivative instruments as of December 31, 2009 and 2008 were as follows:

	2009
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities

Currency related:

Forwards	~~W~~	(146,445)	1,017	(145,428)	1,735,985	725,111
Futures		(3,518)	—	(3,518)	—	—
Options bought		(100,287)	—	(100,287)	348,937	8,909
Options sold		24,704	—	24,704	4,544	66,618
Swap		478,153	(30,100)	448,053	1,349,727	2,013,380

		252,607	(29,083)	223,524	3,439,193	2,814,018

Interest rate related:

Futures		(6)	—	—	—	—
Options bought		(31,409)	—	(31,409)	55,768	—
Options sold		41,135	—	41,135	—	53,218
Swap		136,570	(339,585)	(203,015)	894,869	1,101,060

		146,290	(339,585)	(193,295)	950,637	1,154,278

Stock related:

Futures		(2,161)	—	(2,161)	—	—
Stock index options bought		87,136	—	87,136	151,060	5,266
Stock index options sold		(65,628)	—	(65,628)	5,567	109,718
Exchange traded options bought		15,448	—	15,448	6,064	—
Exchange traded options sold		521	—	521	—	608
Swaps		(4,614)	—	(4,614)	120,079	149,761

		30,702	—	30,702	282,770	265,353

Other:

Credit-linked derivatives		7,965	—	7,965	2,554	23,890
Commodity options bought		145	—	145	1,900	—
Commodity options sold		(759)	—	(759)	—	1,178
Other		245	—	245	2,027	1,329

		7,596	—	7,596	6,481	26,397

	~~W~~	437,195	(368,668)	68,527	4,679,081	4,260,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(31) Derivatives, Continued

	2008
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities

Currency related:

Forwards	~~W~~	2,006,786	(2,493)	2,004,293	5,558,660	3,542,125
Swap		(2,558,679)	(29,302)	(2,587,981)	2,168,068	4,305,073
Options bought		1,561,030	—	1,561,030	1,810,906	67,305
Options sold		(835,743)	—	(835,743)	24,731	908,047

		173,394	(31,795)	141,599	9,562,365	8,822,550

Interest rate related:

Options bought		32,342	—	32,342	92,344	—
Options sold		(48,794)	—	(48,794)	—	99,951
Swap		(496,977)	907,174	410,197	2,045,389	2,233,722
Futures		(662)	—	(662)	—	—

		(514,091)	907,174	393,083	2,137,733	2,333,673

Stock related:

Futures		927	—	927	—	—
Stock index options bought		4,844	—	4,844	115,479	—
Stock index options sold		(68,538)	—	(68,538)	—	99,062
Exchange traded options		40,648	(675)	39,973	68,863	3,390
Swaps		38,049	—	38,049	406,540	368,202

		15,930	(675)	15,255	590,882	470,654

Other:

Credit-linked derivatives		(39,338)	—	(39,338)	—	39,077
Commodity options bought		35,222	—	35,222	35,222	—
Commodity options sold		(35,222)	—	(35,222)	—	35,222
Other		10,687	—	10,687	12,555	1,869

		(28,651)	—	(28,651)	47,777	76,168

	~~W~~	(353,418)	874,704	521,286	12,338,757	11,703,045

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(32) Commitments and Contingencies
(a)	Guarantees and acceptances and commitments as of December 31, 2009 were as follows:

	2009
Guarantees and acceptances outstanding	~~W~~	8,360,238
Contingent guarantees and acceptances		6,865,728
Commitments		62,461,666
Endorsed bills		11,733,598
Insurance contracts		63,787,767
(b)	As of December 31, 2009, the Consolidated Company was involved in pending lawsuits as a defendant (total claim amount : ~~W~~412,575 million) and recorded a provision of ~~W~~109,223 million and reserve of ~~W~~788 million with respect to these lawsuits in other liabilities, respectively. Management is of the opinion that the foregoing lawsuits and claims will not have a material adverse effect on the Consolidated Company’s financial position, operating results or cash flows.

(c)	As of December 31, 2009, Shinhan Bank and Jeju Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets for a total amount of ~~W~~3,744,724 million. Additional losses might be recorded based upon the results of future operations of these guaranteed trust accounts.

(d)	Credit-linked derivatives

Details of credit-linked derivatives held by Shinhan Bank and Shinhan Investment as of December 31, 2009 were as follows:

	Credit Guarantee Contracts Sold
	Overseas		Domestic	Total
Credit Default Swap	~~W~~	23,352	118,902	142,254
CDS on CDO		32,664	—	32,664

	~~W~~	56,016	118,902	174,918

With regard to guarantee contracts sold, Shinhan Bank accepts risk of loss due to the credit risk of the respective reference entity.

(e)	Potential recovery of bad debts

The Consolidated Company has receivables which were written-off as they were deemed to be uncollectible. However, for certain receivables, the Consolidated Company still retains the legal right for recovery under Commercial Law as the receivables have not been repaid or legally terminated. As of December 31, 2009 and 2008, such receivables amounted to ~~W~~4,067,804 million and ~~W~~3,472,712 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions
     (a)   Details of transactions
     Significant transactions with the related parties for the years ended December 31, 2009 and 2008 were as follows:

Related Party	Account	2009		2008

i) Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group:
Shinhan Bank	Interest income	~~W~~	3,716	7,329
”	Fee and commission income		113,249	90,911
”	Interest income on deposits for severance benefits		9	—
”	Other non-operating revenues		31	—
Shinhan Data System	Fee and commission income		—	94
Shinhan Aitas	Fee and commission income		38	—
Shinhan Investment	Interest income		9,340	9,290
”	Fee and commission income		4,337	9,266
Shinhan Life Insurance	Fee and commission income		6,605	13,542
Shinhan Capital	Interest income		49,098	53,877
”	Fee and commission income		1,462	1,354
Jeju Bank	Fee and commission income		500	962
Shinhan Credit Information	Fee and commission income		60	143
Shinhan Card	Interest income		60,790	53,310
”	Fee and commission income		9,484	18,825
Shinhan PE	Interest income		438	425
”	Fee and commission income		12	14
SH Asset Management	Fee and commission income		—	178
Shinhan BNP Paribas AMC	Fee and commission income		142	192
Cardif Life Insurance	Interest income		—	12
”	Fee and commission income		—	232
Shinhan Macquarie	Fee and commission income		9	59

			259,320	260,015

Shinhan Bank:
Shinhan Financial Group	Rental income		733	735
Shinhan Card	Interest income		1,874	5,093
”	Fee and commission income		145,247	117,324
”	Rental income		4,745	3,006
”	Gain on derivatives		3,856	22,452
Shinhan Investment	Interest income		112	1,104
”	Fee and commission income		424	—
”	Rental income		1,620	1,315
”	Gain on derivatives		1,527	4,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Bank:
Shinhan Life Insurance	Interest income	~~W~~	64	7,032
”	Fee and commission income		9,988	14,857
”	Rental income		4,350	4,349
”	Gain on derivatives		1,008	29,703
”	Interest income on deposits for severance benefits		6,202	—
Shinhan Capital	Interest income		5	10
”	Fee and commission income		—	8
”	Rental income		800	792
”	Gain on derivatives		30,048	1,730
Jeju Bank	Interest income		398	764
Shinhan Credit Information	Rental income		147	147
Shinhan PE	Fee and commission income		50	131
SH Asset Management	Fee and commission income		—	9
Shinhan BNP Paribas AMC	Fee and commission income		16	381
”	Rental income		14	1
Cardif Life Insurance	Fee and commission income		—	22,633
Shinhan Macquarie	Fee and commission income		8	2,000
Shinhan Bank (Trust)	Fees on trust accounts		26,248	75,205
”	Fee and commission income		—	11
Shinhan Data System	Rental income		—	132
Shinhan Asia	Interest income		61	—
”	Gain on derivatives		154	—
Shinhan Bank America	Interest income		—	1,333
Shinhan Europe	Interest income		908	540
”	Gain on derivatives		983	—
Shinhan Canada	Gain on derivatives		348	—
Shinhan Khmer	Interest income		1	—
Shinhan China	Interest income		344	483
SBJ Bank	Interest income		309	—
”	Gain on derivatives		7,031	—
Shinhan Vietnam	Interest income		203	—

			249,826	317,454

Shinhan Bank(Trust):
Shinhan Bank	Interest income		5,174	73,724

Shinhan Data System:
Shinhan Financial Group	Fee and commission income		—	3
Shinhan Bank	Interest income		—	188
”	Fee and commission income		—	15,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Data System:
Shinhan Card	Fee and commission income	~~W~~	—	1,428
Shinhan Investment	Fee and commission income		—	880
Shinhan Life Insurance	Interest income		—	17
”	Fee and commission income		—	503
Shinhan Capital	Fee and commission income		—	138
Jeju Bank	Fee and commission income		—	16
Shinhan Credit Information	Fee and commission income		—	308
SH Asset Management	Fee and commission income		—	1
Shinhan BNP Paribas AMC	Fee and commission income		—	1
Cardif Life Insurance	Fee and commission income		—	394

			—	19,395

Shinhan Aitas:
Shinhan Bank	Interest income		47	—
”	Fee and commission income		112	159
Shinhan Investment	Interest income		53	—
”	Fee and commission income		8	6
SH Asset Management	Fee and commission income		—	176
Shinhan BNP Paribas AMC	Fee and commission income		1,140	121

			1,360	462

Shinhan Asia:
Shinhan Bank	Interest income		461	—
”	Gain on derivatives		110	—

			571	—

Shinhan Europe:
Shinhan Bank	Gain on derivatives		2,602	—

Shinhan Canada:
Shinhan Bank	Gain on derivatives		2,165	—

Shinhan China:
Shinhan Bank	Interest income		163	—

SBJ Bank:
Shinhan Bank	Interest income		9,620	—
”	Gain on derivatives		1,083	—

			10,703	—

Shinhan Card:
Shinhan Bank	Interest income		19	547
”	Fee and commission income		438	7,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Card:
Shinhan Bank	Gain on derivatives	~~W~~	—	98,983
”	Rental income		31	—
”	Interest income on deposits for severance benefits		946	—
Shinhan Data System	Fee and commission income		—	3
Shinhan Investment	Interest income		3	9
Shinhan Life Insurance	Interest income		538	390
”	Fee and commission income		13,659	25,577
Jeju Bank	Interest income		1	—
”	Fee and commission income		267	228
Shinhan Credit Information	Fee and commission income		7	7
”	Rental income		524	—
Cardif Life Insurance	Fee and commission income		—	3,004

			16,433	136,610

Shinhan Investment:
Shinhan Financial Group	Fee and commission income		540	655
Shinhan Bank	Interest income		5,421	8,610
”	Fee and commission income		15	106
”	Rental income		492	550
”	Gain on derivatives		2,073	1,390
”	Interest income on deposits for severance benefits		8	—
SH Asset Management	Rental income		—	596
Shinhan Card	Interest income		160	—
”	Fee and commission income		201	118
”	Rental income		1,002	1,053
Shinhan Life Insurance	Interest income		13	68
”	Fee and commission income		2	121
”	Rental income		21	22
Shinhan Capital	Interest income		868	—
”	Fee and commission income		45	101
Jeju Bank	Interest income		1,974	836
Shinhan BNP Paribas AMC	Rental income		1,803	574

			14,638	14,800

Sinhan Investment USA:
Shinhan Investment	Fee and commission income		755	2,515

Shinhan Investment Europe:
Shinhan Investment	Fee and commission income		305	809

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Investment Asia:
Shinhan Investment	Fee and commission income	~~W~~	951	2,013

Shinhan Life Insurance:
Shinhan Financial Group	Insurance income		20	15
Shinhan Bank	Insurance income		1,093	1,507
”	Interest income		6,605	4,268
”	Fee and commission income		528	602
”	Gain on derivatives		2,650	204
Shinhan Data System	Insurance income		—	12
”	Fee and commission income		—	4
Shinhan Card:	Insurance income		225	254
”	Interest income		2,113	442
”	Fee and commission income		164	531
Shinhan Investment	Insurance income		43	36
”	Fee and commission income		1	9
Shinhan Capital	Insurance income		6	—
Jeju Bank	Insurance income		—	20
Shinhan Credit Information	Insurance income		4	—
Shinhan BNP Paribas AMC	Insurance income		—	5
”	Fee and commission income		—	6
Cardif Life Insurance	Fee and commission income		—	1

			13,452	7,916

Shinhan Capital:
Shinhan Bank	Interest income		123	773
”	Gain on derivatives		1,872	49,132
Petra PEF	Fee and commission income		5	—

			2,000	49,905

Jeju Bank:
Shinhan Bank	Interest income		11	24
Shinhan Card	Fee and commission income		47	84
Shinhan Investment	Interest income		1	—
Shinhan Life Insurance	Fee and commission income		155	238
”	Rental income		2	5
Jeju Bank(trust)	Fees and commission from trust account		243	1,388
Cardif Life Insurance	Fee and commission income		—	34

			459	1,773

Jeju Bank(trust):
Jeju Bank	Interest income		244	199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Credit Information:
Shinhan Bank	Interest income	~~W~~	422	31
”	Fee and commission income		5,330	6,275
Shinhan Card	Fee and commission income		24,729	13,658
Shinhan Investment	Fee and commission income		69	18
Shinhan Life Insurance	Fee and commission income		103	137
Shinhan Capital	Fee and commission income		16	108
Jeju Bank	Fee and commission income		—	11

			30,669	20,238

Shinhan PE:
Shinhan Investment	Interest income		111	46
Shinhan PEF 1st	Fee and commission income		2,321	2,736
Shinhan PEF 2nd	Fee and commission income		5,845	2,336

			8,277	5,118

SH Asset Management:
Shinhan Bank	Interest income		—	970
”	Fee and commission income		—	74

			—	1,044

Shinhan BNP Paribas AMC:
Shinhan Bank	Interest income		3,083	2,027
”	Interest income		2	55
”	Fee and commission income		100	—

			3,185	2,082

Cardif Life Insurance:
Shinhan Bank	Interest income		—	4
Shinhan Life Insurance	Interest income		—	8

			—	12

Shinhan Macquarie:
Shinhan Bank	Interest income		32	190

			623,284	916,274

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

ii) Subsidiaries accounted for under the equity method:
Shinhan Financial Group:
Shinhan Data System	Fee and commission income	~~W~~	50	—
Cardif Life Insurance	Interest income		222	—
”	Fee and commission income		79	—

			351	—

Shinhan Bank:
Shinhan Data System	Rental income		389	—
Cardif Life Insurance	Fee and commission income		10,129	—
Aju Capital	Gain on derivatives		3,877	—

			14,395	—

Shinhan Data System:
Shinhan Financial Group	Fee and commission income		182	—
Shinhan Bank	Interest income		182	—
”	Fee and commission income		17,700	—
Shinhan Aitas	Fee and commission income		188	—
Shinhan Card	Fee and commission income		2,107	—
Shinhan Investment	Fee and commission income		2,722	—
Jeju Bank	Fee and commission income		22	—
Shinhan Credit Information	Fee and commission income		23	—
Shinhan BNP Paribas AMC	Fee and commission income		6	—
Cardif Life Insurance	Fee and commission income		188	—

			23,320	—

Aju Capital:
Shinhan Bank	Interest income		262	—
”	Gain on derivatives		3,259	—

			3,521	—

Macquarie Shinhan Infrastructure Asset Management:
Shinhan Bank	Interest income		198	363
Shinhan Corporate Restructuring Fund 6th:
Shinhan Bank	Interest income		—	4
Shinhan Corporate Restructuring Fund 7th:
Shinhan Bank	Interest income		—	4
Shinhan Corporate Restructuring Fund 8th:
Shinhan Bank	Interest income		6	23

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Card:
SHC Management	Fee and commission income	~~W~~	129	250
Cardif Life Insurance	Fee and commission income		1,309	—

			1,438	250

SHC Management:
Shinhan Bank	Interest income		—	958
Shinhan Card	Interest income		—	2,756
Shinhan Investment	Interest income		—	12

			—	3,726

Shinhan Life Insurance:
Cardif Life Insurance	Fee and commission income		2	—
Jeju Bank:
Cardif Life Insurance	Fee and commission income		7	—
SHC Management:
Shinhan Bank	Interest income		76	—
Shinhan Investment	Interest income		4	—

			80	—

Cardif Life Insurance:
Shinhan Bank	Interest income		5	—
”	Interest income		10	—

			15	—

			43,333	4,370

		~~W~~	666,617	920,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

i) Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group:
Shinhan Bank	Due from banks	~~W~~	9,822	305,771
”	Guarantee deposits		8,974	9,982
”	Accounts receivables		38,240	9,912
”	Accrued income		—	235
”	Deposit for severance benefit insurance		2,300	1,531
Shinhan Data System	Accounts receivables		—	36
Shinhan Card	Loans in Won		800,000	1,180,000
”	Accounts receivables		3,517	891
”	Accrued income		3,682	6,988
Shinhan Investment	Loans in Won		170,000	170,000
”	Accounts receivables		4,443	995
”	Accrued income		1,569	1,544
Shinhan Life Insurance	Accounts receivables		2,533	355
Shinhan Capital	Loans in Won		600,000	1,040,000
”	Accounts receivables		1,822	1,145
”	Accrued income		3,412	5,316
Shinhan Credit Information	Accounts receivables		476	97
Shinhan PE	Loans in Won		5,000	10,000
SH Asset Management	Accounts receivables		—	14
Shinhan BNP Paribas AMC	Accounts receivables		68	—
Cardif Life Insurance	Loans in Won		—	10,000
”	Accrued income		—	12
Shinhan Macquarie	Accounts receivables		—	59
”	Accrued income		75	—

			1,655,933	2,754,883

Shinhan Bank:
Shinhan Card	Loans in Won		58,200	112,200
”	Securities		20	39,654
”	Derivative assets		3,856	11,487
Shinhan Investment	Guarantee deposits		11,243	11,128
”	Derivative assets		1,527	4,174
Shinhan Life Insurance	Accrued income		978	1,770
”	Derivative assets		18,773	30,019
”	Deposit for severance benefit insurance		88,732	142,851
Jeju Bank	Due from banks		—	3,200
”	Loans in Won		—	9,484
”	Loans in Foreign Currency		10,507	—
”	Accrued income		45	165

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Bank:
Cardif Life Insurance	Accrued income	~~W~~	—	1,052
Shinhan Asia	Due from banks		140	265
”	Loans in Foreign Currency		16,930	22,006
”	Derivative assets		316	—
Shinhan Bank America	Due from banks		96	—
”	Loans in Foreign Currency		—	1,332
Shinhan Europe	Due from banks		1,376	941
”	Call Loan		7,006	—
”	Loans in Foreign Currency		64,218	50,300
”	Derivative assets		105	—
Shinhan Khmer	Due from banks		20	19
Shinhan Canada	Due from banks		464	—
”	Derivative assets		200	—
Shinhan China	Due from banks		907	116
”	Loans in Foreign Currency		—	93,684
”	Call Loan		—	12,575
SBJ Bank	Loans in Foreign Currency		197,584	—
”	Call Loan		69,455	—
”	Derivative assets		6,357	—
”	Other Asset		499	—
Shinhan Vietnam	Due from banks		18,657	—
”	Call Loan		74,726	—
”	Loans in Foreign Currency		12,178	—
”	Accrued income		14,148	—
Aju Capital	Derivative assets		1,057	—
Shinhan Bank(trust)	Borrowing from Bank Account		24,391	—

			708,447	548,422

Shinhan Bank(trust):
Shinhan Bank	Due from bank account		465,684	253,528
Shinhan Data System:
Shinhan Bank	Due from banks		—	4,494
”	Guarantee deposits		—	110
”	Accrued income		—	93
Shinhan Card	Accounts receivables		—	171
Shinhan Investment	Accounts receivables		—	183
Shinhan Life Insurance	Accounts receivables		—	40
Jeju Bank	Accounts receivables		—	2

			—	5,093

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Aitas:
Shinhan Bank	Due from banks	~~W~~	3,736	81
SH Asset Management	Accrued income		—	172
Shinhan BNP Paribas AMC	Accrued income		—	119

			3,736	372

Shinhan Asia:
Shinhan Bank	Loans in Foreign Currency		9,925	—
Shinhan China:
Shinhan Bank	Loans in Foreign Currency		25,774	31,531
SBJ Bank:
Shinhan Bank	Due from banks		27	—
”	Call Loan		50,515	—
”	Loans in Foreign Currency		2,435,415	—

			2,485,957	—

Shinhan Europe:
Shinhan Bank	Derivative assets		447	—
Aju Capital:
Shinhan Bank	Due from banks		414	—
Shinhan Corporate Restructuring Fund 7th:
Shinhan Bank	Due from banks		—	226
”	Accounts receivables		—	3

			—	229

Shinhan Card:
Shinhan Financial Group	Accounts receivables		234	152
Shinhan Bank	Due from banks		29,281	604,659
”	Guarantee deposits		23,586	5,013
”	Accounts receivables		—	4,093
”	Derivative assets		52,901	64,003
”	Deposit for severance benefit insurance		1,351	43,220
Shinhan Data System	Accounts receivables		—	29
Shinhan Investment	Due from banks		1,484	238
”	Guarantee deposits		3,974	3,974
”	Accounts receivables		—	975
Shinhan Life Insurance	Accounts receivables		1,644	1,790
”	Deposit for severance benefit insurance		9,108	14,826
Shinhan Capital	Accounts receivables		195	187
Jeju Bank	Due from banks		247	280
Shinhan Credit Information	Accounts receivables		90	51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008

Shinhan Card:
Shinhan PE	Accounts receivables	~~W~~	33	34
SH Asset Management	Accounts receivables		—	83
Shinhan BNP Paribas AMC	Accounts receivables		70	55
Cardif Life Insurance	Accounts receivables		—	68
”	Accrued income		—	127

			124,198	743,857

Shinhan Investment:
Shinhan Bank	Due from banks		207,564	90,443
”	Guarantee deposits		20,580	16,284
”	Accrued income		915	534
”	Derivative assets		—	1,468
”	Deposit for severance benefit insurance		517	162
Shinhan Card	Securities		11,383	—
”	Accrued income		54	—
Shinhan Life Insurance	Deposit for severance benefit insurance		510	151
Shinhan Capital	Trading Securities		20,060	—
”	Accrued income		58	—
Jeju Bank	Due from banks		67,420	17,164
”	Accrued income		486	12

			329,547	126,218

Shinhan Investment USA:
Shinhan Investment	Accrued income		—	60
Shinhan Investment Europe:
Shinhan Investment	Accrued income		174	—
Shinhan Investment Asia:
Shinhan Investment	Accrued income		—	1,451
Shinhan Life Insurance:
Shinhan Bank	Due from banks		63,149	62,984
”	Available-for-sale securities		4,035	3,823
”	Held-to-maturity securities		54,999	55,000
”	Guarantee deposits		12,345	9,861
”	Accrued income		15,647	8,278
”	Deposit for severance benefit insurance		—	12,975
Shinhan Card	Securities		25,814	25,205
”	Accounts receivables		102	—
”	Accrued income		442	—
Shinhan Investment	Guarantee deposits		228	228
Jeju Bank	Due from banks		242	241

			177,003	178,595

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008
Shinhan Capital:
Shinhan Financial Group	Prepaid expenses	~~W~~	—	8,492
Shinhan Bank	Due from banks		7,920	16,116
”	Guarantee deposits		963	660
”	Accrued income		6	2
”	Derivative assets		19,273	46,187

			28,162	71,457

Jeju Bank:
Shinhan Card	Accounts receivables		19	—
Shinhan Life Insurance	Accrued income		4	—
Cardif Life Insurance	Accrued income		—	2
Jeju Bank(trust)	Accrued income		243	—

			266	2

Jeju Bank(trust):
Jeju Bank	Due from bank account		10,910	458

Shinhan Credit Information:
Shinhan Bank	Due from banks		9,452	5,721
”	Guarantee deposits		1,352	855
”	Accounts receivables		—	477
”	Accrued income		583	—
Shinhan Card	Accrued income		2,171	881
Shinhan Investment	Accounts receivables		—	8
Shinhan Life Insurance	Accrued income		10	—
Shinhan Capital	Accrued income		1	2

			13,569	7,944

Shinhan PE:
Shinhan Financial Group	Prepaid expenses		122	361
Shinhan Bank	Due from banks		3,551	713
”	Deposit for severance benefit insurance		—	169
Shinhan Investment	Due from banks		285	—

			3,958	1,243

Shinhan PEF 1st
Shinhan Bank	Due from banks		2,763	—

SH Asset Management:
Shinhan Bank	Due from banks		—	33,754
”	Accrued income		—	850
”	Deposit for severance benefit insurance		—	53
Shinhan Investment	Guarantee deposits		—	2,961
Cardif Life Insurance	Accrued income		—	124

			—	37,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008
Shinhan BNP Paribas AMC:
Shinhan Bank	Due from banks	~~W~~	59,847	37,501
”	Accrued income		1,828	—
Shinhan Investment	Guarantee deposits		962	3,000
Shinhan Life Insurance	Accrued income		7	—
”	Deposit for severance benefit insurance		—	593

			62,644	41,094

Cardif Life Insurance:
Shinhan Bank	Due from banks		—	1,796
”	Guarantee deposits		—	35
Shinhan Life Insurance	Deposit for severance benefit insurance		—	267
Jeju Bank	Due from banks		—	2

			—	304

Shinhan Macquarie:
Shinhan Bank	Due from banks		2,389	5,254
”	Accrued income		—	254

			2,389	5,508

		~~W~~	6,108,164	4,811,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33)	Related Party Transactions, Continued

Related Party	Account	2009		2008
ii) Subsidiaries accounted for under the equity method:
Shinhan Financial Group:
Shinhan Data System	Accounts receivables	~~W~~	190	—
SHC Management	Accounts receivables		68	12

			258	12

Shinhan Bank:
Shinhan Data System	Due from banks		6,330	—
”	Guarantee deposits		219	—
”	Accounts receivables		436	—

			6,985	—

Shinhan Bank:
Cardif Life Insurance	Accrued income		515	—
UAMCO., Ltd.	Due from banks		5,132	—
”	Accounts receivables		4	—

			5,651	—

Shinhan Data System:
Shinhan Financial Group	Accounts receivables		1	—
Shinhan Bank	Due from banks		6,330	—
”	Guarantee deposits		219	—
”	Accounts receivables		436	—

			6,986	—

Shinhan Data System:
Shinhan Card	Accounts receivables		276	—
Shinhan Investment	Accounts receivables		632	—
Shinhan Capital	Accounts receivables		33	—
Shinhan Life Insurance	Accounts receivables		75	—
Jeju Bank	Accounts receivables		6	—
Shinhan Credit Information	Accounts receivables		75	—
Shinhan BNP Paribas AMC	Accounts receivables		2	—

			1,099	—

Shinhan Aitas:
Shinhan Investment	Due from banks		4,273	—
Shinhan BNP Paribas AMC	Accounts receivables		98	—

			4,371	—

Cardif Life Insurance:
Shinhan Bank	Due from banks		1,310	—
”	Guarantee deposits		35	—
”	Deposit for severance benefit insurance		382	—
Jeju Bank	Due from banks		2	—

			1,729	—

Shinhan Corporate Restructuring Fund 7th:
Shinhan Bank	Due from banks		5,828	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(33) Related Party Transactions, Continued

Related Party	Account	2009		2008
Shinhan Corporate Restructuring Fund 8th:
Shinhan Bank	Due from banks	~~W~~	972	1,000

Westend Corporate Restructuring Fund:
Shinhan Bank	Due from banks		1,509	—

Macquarie Shinhan Infrastructure Asset Management :
Shinhan Bank	Due from banks		11,190	—
”	Accounts receivables		83	—
Shinhan Card:
Shinhan Data System	Accounts receivables		47	—
Shinhan Aitas	Accounts receivables		75	—
Cardif Life Insurance	Accounts receivables		88	—
SHC Management	Accrued income		5	26

			11,488	26

Shinhan BNP Paribas AMC:
Cardif Life Insurance	Accrued income		45	—

SHC Management:
Shinhan Bank	Due from banks		100	4,200
”	Accrued income		—	189
Shinhan Investment	Due from banks		51	79

			151	4,468

Macquarie Shinhan Infrastructure Asset Management :
Shinhan Bank	Due from banks		—	7,335

Aju Capital:
Shinhan Bank	Due from banks		—	23,314
”	Accounts receivables		—	570

			—	23,884

			47,072	36,725

		~~W~~	6,155,236	4,848,512

(c) Guarantees and acceptances
     The guarantees and acceptances provided between the related parties as of December 31, 2009 were as follows:

			Amount of guarantees
Creditor	Debtor	Account	and acceptances
Shinhan Bank	Shinhan Capital	Guarantees for letter of credit	~~W~~	625
”	SHC Management	Performance guarantees		47
”	Aju Capital Co., Ltd.	Guarantees for debenture issuance		113
”	”	Guarantees for letter of credit		3
”	Shinhan Investment	Finance guarantees		34,050
”	Shinhan China	Finance guarantees		17,514
”	SBJ Bank	Finance guarantees		101,026

			~~W~~	153,378

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(34) Segment Information
(a)	The Consolidated Company has five reportable operating segments — providing corporations, governments, institutions and investors with commercial banking and financial products and services (the Banking business segment), credit card services and related businesses (the Credit Card business segment), securities trading, underwriting and brokerage services (the Securities business segment), life insurance and related businesses services (the Life Insurance segment) and leasing business, business of investment and trust of securities, debt collection services and other businesses (Others). The following table provides information for each operating segment as of and for the years ended December 31, 2009 and 2008:

	2009
							Adjustment for
	Banking		Credit Card	Securities	Life Insurance	Others	consolidation	Total
Gross operating revenue(*)	~~W~~	42,089,993	3,693,746	1,631,798	3,418,428	1,010,978	(673,041)	51,171,902
Inter-segment transaction		259,496	15,878	13,331	13,452	304,812	(606,969)	—
Net operating revenue		41,830,497	3,677,868	1,618,467	3,404,976	706,166	(66,072)	51,171,902
Operating income		1,195,819	1,114,830	36,446	236,461	(99,965)	(385,684)	2,097,907
Total assets		216,976,837	17,572,883	7,569,773	10,054,742	31,610,187	(28,766,335)	255,018,087

	2008
							Adjustment for
	Banking		Credit Card	Securities	Life Insurance	Others	consolidation	Total
Gross operating revenue(*)	~~W~~	50,180,180	4,145,875	1,873,920	2,940,007	1,292,340	(656,716)	59,775,606
Inter-segment transaction		151,532	136,610	12,005	7,928	332,476	(640,551)	—
Net operating revenue		50,028,648	4,009,265	1,861,915	2,932,079	959,864	(16,165)	59,775,606
Operating income		1,955,698	1,278,992	191,905	196,817	(52,817)	(538,238)	3,032,357
Total assets		222,152,906	17,075,577	7,314,651	9,786,645	30,525,474	(22,839,966)	264,015,287

(*)	Based on presentation in the Korean language consolidated financial statements, operating revenue and expense mainly consist of the following:

Operating revenue	Operating expense
Interest and dividend income	Interest expense
Gain on valuation and disposition of securities	Provision for credit losses
Gain on valuation and disposition of loans Gain on foreign currency transactions	Loss on valuation and disposition of securities Loss on valuation and disposition of loans
Commission income	Loss on foreign currency transactions
Fees and commissions from trust accounts	Selling and administrative expense
Gain on derivatives	Loss on derivatives

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(34)	Segment Information, Continued
(b)	The Consolidated Company conducts business globally and is managed geographically. The following table provides information for each geographical segment as of and for the years ended December 31, 2009 and 2008

	2009
				Adjustment for
	Domestic		Overseas	consolidation	Total
Gross operating revenue	~~W~~	49,835,102	2,009,841	(673,041)	51,171,902
Inter-segment transaction		588,754	18,215	(606,969)	—
Net operation revenue		49,246,348	1,991,626	(66,072)	51,171,902
Operating income		2,407,413	76,178	(385,684)	2,097,907
Total assets		272,519,202	11,265,220	(28,766,335)	255,018,087

	2008
				Adjustment for
	Domestic		Overseas	consolidation	Total
Gross operating revenue	~~W~~	58,436,433	1,979,667	(640,494)	59,775,606
Inter-segment transaction		632,858	7,693	(640,551)	—
Net operation revenue		57,803,575	1,971,974	57	59,775,606
Operating income		3,442,829	127,766	(538,238)	3,032,357
Total assets		278,315,802	8,539,451	(22,839,966)	264,015,287
(35)	Results of Operations for the Last Interim Period

	2009		2008
	4th Quarter		4th Quarter

Operating revenue (*)	~~W~~	8,193,718	23,146,976
Operating income (*)		492,816	514,690
Net income for the period		262,460	289,932
Net income — majority interest		256,211	283,724
Earnings per share		414	532
Diluted earnings per share in Won		414	530

(*)	Based on presentation in the Korean language consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(In millions of Won)
(36)	Condensed Financial Statements of the Consolidated Company
(a)	Statements of Financial Position

Condensed statements of financial position of the Consolidated Company as of December 31, 2009 and 2008 were as follows:

	2009
	Total assets		Total liabilities	Total stockholders’ equity
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	27,120,706	6,392,345	20,728,361
Shinhan Bank		202,237,352	188,821,769	13,415,583
Shinhan Bank (Trust)		3,727,705	3,727,705	—
Shinhan Asia		209,869	48,721	161,148
Shinhan Bank America		1,154,668	1,052,675	101,993
Shinhan Europe		347,549	271,597	75,952
Shinhan Khmer		54,709	30,090	24,619
Shinhan Kazakhstan		42,212	1,849	40,363
Shinhan Canada		101,706	72,370	29,336
Shinhan China		1,333,194	978,141	355,053
SBJ Bank		4,449,993	4,234,428	215,565
Shinhan Vietnam		350,706	257,859	92,847
Shinhan Aitas		18,395	2,424	15,971
Shinhan Card		17,572,883	12,931,388	4,641,495
Shinhan Investment		7,551,809	5,785,472	1,766,337
Shinhan Investment Europe		7,423	105	7,318
Shinhan Investment USA		5,524	96	5,428
Shinhan Investment Asia		5,017	135	4,882
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,785	398,227
Petra PEF		41,990	—	41,990
Jeju Bank		2,950,155	2,736,667	213,488
Jeju Bank (Trust)		17,019	17,019	—
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan PEF 1st		199,644	900	198,744
Shinhan PEF 2nd		178,287	6	178,281
Symphony Energy		36,345	15,983	20,362
SHPE Holdings One		143,795	—	143,795
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)

	~~W~~	283,784,422	239,961,973	43,822,449

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(36) Condensed Financial Statements of the Consolidated Company, Continued

	2008
				Total stockholders’
	Total assets		Total liabilities	equity
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	25,913,566	8,307,683	17,605,883
Shinhan Bank		213,569,099	201,621,217	11,947,882
Shinhan Bank (Trust)		3,727,077	3,727,077	—
Shinhan Asia		248,220	82,867	165,353
Shinhan Bank America		1,174,510	1,023,885	150,625
Shinhan Europe		367,794	291,461	76,333
Shinhan Khmer		70,387	44,813	25,574
Shinhan Kazakhstan		53,044	480	52,564
Shinhan Canada		31,149	—	31,149
Shinhan China		1,375,994	1,004,419	371,575
Shinhan Data System		6,733	1,806	4,927
Shinhan Aitas		14,874	2,161	12,713
Shinhan Card		17,075,577	13,420,864	3,654,713
Shinhan Investment		7,315,710	5,605,646	1,710,064
Shinhan Investment Europe		7,655	109	7,546
Shinhan Investment USA		7,479	589	6,890
Shinhan Investment Asia		6,373	123	6,250
Shinhan Life Insurance		8,517,262	7,913,023	604,239
Shinhan Capital		4,007,727	3,643,671	364,056
Jeju Bank		2,887,688	2,715,839	171,849
Jeju Bank (Trust)		16,979	16,979	—
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
Shinhan PEF 1st		244,449	37,821	206,628
Shinhan PEF 2nd		141,208	511	140,697
Symphony Energy		55,313	37,821	17,492
SH Asset Management		98,169	7,729	90,440
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
Cardif Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)

	~~W~~	288,344,639	250,761,137	37,583,502

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(36)	Condensed Financial Statements of the Consolidated Company, Continued
(b)	Statements of Income

Condensed statements of income of the Consolidated Company for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	1,800,354	504,176	1,296,178	1,306,279	1,306,292
Shinhan Bank		41,466,693	40,233,903	1,232,790	1,066,208	748,664
Shinhan Bank (Trust)		219,912	219,912	—	—	—
Shinhan Asia		13,573	9,932	3,641	(354)	(586)
Shinhan Bank America		66,963	134,532	(67,569)	(71,778)	(71,943)
Shinhan Europe		19,036	13,214	5,822	5,892	3,999
Shinhan Khmer		4,110	2,398	1,712	1,189	875
Shinhan Kazakhstan		3,801	3,139	662	643	643
Shinhan Canada		2,969	6,840	(3,871)	(3,873)	(3,873)
Shinhan China		64,134	51,440	12,694	13,083	9,778
SBJ Bank		32,711	33,821	(1,110)	(13,940)	(14,950)
Shinhan Vietnam		6,654	18,656	(12,002)	(12,011)	(12,697)
Shinhan Aitas		18,760	14,453	4,307	3,884	3,259
Shinhan Card		3,693,714	2,578,916	1,114,798	1,100,554	856,755
Shinhan Investment		1,583,574	1,547,127	36,447	56,911	44,184
Shinhan Investment Europe		1,427	1,925	(498)	(498)	(498)
Shinhan Investment USA		1,234	2,364	(1,130)	(1,130)	(1,014)
Shinhan Investment Asia		1,293	2,222	(929)	(930)	(930)
Shinhan Life Insurance		3,418,331	3,181,967	236,364	224,375	173,973
Shinhan Capital		449,042	397,502	51,540	50,516	38,413
Petra PEF		—	10	(10)	(10)	(10)
Jeju Bank		189,400	172,710	16,690	16,912	12,837
Jeju Bank (Trust)		828	828	—	—	—
Shinhan Credit Information		35,367	34,252	1,115	1,441	1,115
Shinhan PE		8,348	3,953	4,395	4,913	3,625
Shinhan PEF 1st		21,019	8,211	12,808	10,053	10,053
Shinhan PEF 2nd		62	5,901	(5,839)	784	784
Symphony Energy		63,104	66,134	(3,030)	(2,990)	(2,042)
SHPE Holdings One		6,623	—	6,623	6,623	6,623
Shinhan BNP Paribas AMC		115,227	70,008	45,219	42,624	31,714
Shinhan Macquarie		3,706	6,149	(2,443)	(2,832)	(2,110)

	~~W~~	53,311,969	49,326,595	3,985,374	3,802,538	3,142,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(36)	Condensed Financial Statements of the Consolidated Company, Continued

	2008
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	2,455,917	442,908	2,013,009	2,013,975	2,020,398
Shinhan Bank		49,507,280	47,601,469	1,905,811	1,903,136	1,446,727
Shinhan Bank (Trust)		241,719	234,505	7,214	—	—
Shinhan Asia		18,010	15,586	2,424	2,719	1,936
Shinhan Bank America		81,376	81,071	305	228	288
Shinhan Europe		31,069	20,751	10,318	10,502	7,152
Shinhan Khmer		4,250	2,875	1,375	1,612	1,591
Shinhan China		57,095	57,972	(877)	4,020	3,215
Shinhan Data System		21,914	20,432	1,482	1,586	1,283
Shinhan Aitas		16,802	13,011	3,791	4,118	2,011
Shinhan Card		4,145,875	2,866,883	1,278,992	1,324,375	940,575
Shinhan Investment		1,872,657	1,681,118	191,539	209,409	156,301
Shinhan Investment Europe		1,518	1,788	(270)	(278)	(278)
Shinhan Investment USA		2,970	2,573	397	398	177
Shinhan Investment Asia		2,111	1,873	238	238	238
Shinhan Life Insurance		2,859,518	2,667,093	192,425	186,394	139,234
Shinhan Capital		638,879	549,933	88,946	88,292	66,132
Jeju Bank		218,625	186,382	32,243	30,767	22,124
Jeju Bank (Trust)		2,050	2,050	—	—	—
Shinhan Credit Information		26,429	24,699	1,730	2,401	1,902
Shinhan PE		5,277	3,198	2,079	1,051	394
Shinhan PEF 1st		174,514	198,562	(24,048)	(24,153)	(25,586)
Shinhan PEF 2nd		758	3,003	(2,245)	10,977	10,977
Symphony Energy		127,535	121,449	6,086	(1,539)	(2,016)
SH Asset Management		40,441	20,005	20,436	19,949	14,330
Shinhan BNP Paribas ITMC		95,092	56,178	38,914	38,910	28,155
Cardif Life Insurance		81,363	81,373	(10)	4,138	4,600
Shinhan Macquarie		11,668	23,791	(12,123)	(11,704)	(9,790)

	~~W~~	62,742,712	56,982,531	5,760,181	5,821,521	4,841,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(37)	Discontinued Operations
In accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, Shinhan Financial Group Co., Ltd. disposed 3,290,002 shares and 1,409,999 shares of Cardif Life Insurance Co., Ltd. to BNP Paribas Assurance and Shinhan Bank, respectively, effective June 26, 2009. Accordingly, Cardif Life Insurance Co., Ltd. was excluded from the subsidiary of the Consolidated Company. Accordingly, the Consolidated Company accounted for the results of operations from Cardif Life Insurance separately as discontinued operations. The comparative income statement has been restated to show the income (loss) from discontinued operation separately from continuing operations.
(a)	Details of income (loss) from discontinued operations for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Operating revenues	~~W~~	88,295	53,538
Operating expenses		82,451	60,477

Operating income(loss)		5,844	(6,939)
Non-operating income(loss), net		21	(253)
Gain on disposition of subsidiaries		12,080	—
Tax effect		2,485	(2,683)

	~~W~~	15,460	(4,509)

(b)	Cash flows from discontinued operations for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Net cash provided by (used in) operating activities	~~W~~	53,995	(41,880)
Net cash provided by investing activities(*)		22,809	105
Net cash from financing activities		—	—

Net cash provided by (used in) discontinued operation	~~W~~	76,804	(41,775)

(*)	Cash flows provided by disposition of subsidiaries amounting to ~~W~~ 23,000 million are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(38)	Plans and Status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Consolidated Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Consolidated Company organized an IFRS Task Force Team (“IFRS TFT”) and performed preliminary analysis of the effects of K-IFRS adoption and newly established the financial reporting system and other. The IFRS TFT is proceeding to prepare for consolidated financial information for opening balance at January 1, 2010.
(b)	K-IFRS Adoption Status
i)	Action Plan and Status
The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.
 Phase 1: Analysis Phase
The Consolidated Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Consolidated Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.
‚ Phase 2: Policy Establishment, System Design and Implementation Phase
Based on the outcome of Phase 1, from March 2008 to December 2009, the Consolidated Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Consolidated Company also has continuously carried out training course for its employees.
ƒ Phase 3: K-IFRS application phase
Starting January 2010, the Consolidated Company is proceeding to prepare for opening balance at transition date and consolidated financial statements on a quarterly basis in accordance with K-IFRS. In addition, the Consolidated Company reorganizes internal accounting control system.
ii)	Major Activities

☐ Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals In consideration of the requirements of K-IFRS and the Group’s current situations, the Consolidated Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Controlling Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In millions of Won)
(38)	Plans and Status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
☐ A System Redesign

The Consolidated Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Consolidated Company completed IFRS system at the end of reporting period. In addition, the Consolidated Company has performed financial data cleansing and uploaded data in IFRS system.

iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Consolidated Company formed its K-IFRS Adoption Task Force Team, which included external consultants from an accounting firm. In order to maximize the efficiency in the major areas affected by the adoption of K-IFRS, the team broken into small groups such as consolidation, loans, securities and derivatives, other areas and its core members from each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector and external IT system development consultants in order to carry out IT system design and implementation.
(c)	Future Business Plan

Starting January 2010, the Consolidated Company is proceeding to prepare for opening balance at transition date and consolidated financial statements on a quarterly basis in accordance with K-IFRS. In addition, the Consolidated Company reorganizes internal accounting control system.

(d)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, loss provisions, revenue recognition and employee benefits, among others. Also, transition report is expected to be issued through preparation of financial information at transition date.